Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

POLYONE CORPORATION,

2012 REDHAWK, INC.,

2012 REDHAWK, LLC,

AND

SPARTECH CORPORATION

Dated as of October 23, 2012

i

TABLE OF CONTENTS

(continued)

TABLE OF DEFINED TERMS

Term	Page
Acquisition Agreement	44
Adjusted Option	51
Adjusted RSU	52
Adjusted SAR	51
affiliate	68
Agreement	1
Antitrust Law	49
Average Closing Price	7
Award Agreement	50
Book-Entry Shares	4
Business Day	68
Cash Consideration	4
Certificate of Merger	2
Closing	2
Closing Date	2
Code	68
Company	1
Company Adverse Recommendation Change	44
Company Benefit Plans	15
Company Certificate	4
Company Charter	3
Company Common Stock	1
Company Disclosure Letter	9
Company Employees	56
Company Entities	10
Company ERISA Affiliate	15
Company Intellectual Property	24
Company Leased Real Property	23
Company Leases	23
Company Material Adverse Effect	68
Company Material Contract	26
Company Owned Real Property	23
Company Representatives	42
Company Restricted Shares	10
Company RSUs	10
Company SARs	10
Company SEC Documents	12
Company Stock Options	10
Company Stock Plan	10
Company Stockholder Approval	27
Company Stockholders Meeting	47
Company Subsidiaries	10

Term	Page
Company Takeover Proposal	44
Company Termination Fee	65
Confidentiality Agreement	47
Current D&O Policy	54
DGCL	1
Dissenting Shares	8
Dissenting Stockholder	8
Effect	68
Effective Time	2
Environment	22
Environmental Condition	23
Environmental Permit	23
Environmental, Health and Safety Claim	22
Environmental, Health and Safety Laws	22
Equity Award Exchange Ratio	69
Equity Award List	11
ERISA	15
Exchange Act	12
Exchange Agent	4
Exchange Fund	5
Exchange Ratio	1
Foreign Plan	18
Form S-4	13
GAAP	13
Governmental Entity	12
Hazardous Substance	22
HSR Act	12
Indemnified Parties	53
IRS	16
knowledge	69
Law	23
Liens	69
LLC Act	1
made available	69
Merger	1
Merger Consideration	4
Merger LLC	1
Merger Sub	1
Multiemployer Plan	16
Notes	70
Notes Agreement	70
Notice of Adverse Recommendation	45
Out-of-Pocket Expenses	65
Outside Date	62
Parent	1
Parent Benefit Plans	34

Term	Page
Parent Common Stock	1
Parent Disclosure Letter	28
Parent Entities	28
Parent ERISA Affiliate	34
Parent Material Adverse Effect	70
Parent Plan	56
Parent Representatives	71
Parent Review Period	71
Parent SEC Documents	31
Parent Stock Options	29
Parent Stock Plans	29
Parent Subsidiaries	28
PCBs	22
Permits	14
Permitted Liens	71
person	71
Post-Closing Tax Period	19
Pre-Closing Tax Period	19
Prepayment Notice	58
Prepayment Notice Date	61
Prepayment Request	58
Prior Plan	56
Proxy Statement	12
Recent Parent SEC Reports	32
Recent SEC Reports	13
Release	23
Representatives	71
SEC	12
Securities Act	12
Stock Consideration	4
Subsequent Merger	1
subsidiary	71
Successor Plan	56
Superior Proposal	44
Surviving Company	3
Surviving Corporation	2
Takeover Statute	27
Tax Return	20
Taxes	20
Transactions	2
Transferee	5
Treasury Regulations	1

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 23, 2012, by and among PolyOne Corporation, an Ohio corporation (“Parent”), 2012 RedHawk, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), 2012 RedHawk, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger LLC”), and Spartech Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of the Company, Parent, and Merger Sub, and the sole member of Merger LLC, have each determined that the transactions described herein are in the best interests of their respective companies and stockholders and, accordingly, the Board of Directors of the Company and Parent have agreed to effect the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of common stock, par value $0.75 per share, of the Company (“Company Common Stock”), other than Dissenting Shares and any shares of Company Common Stock owned by Parent or any direct or indirect subsidiary of Parent or held in the treasury of the Company, will be converted into the right to receive 0.3167 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and cash as provided in Section 2.1;

WHEREAS, the Board of Directors of the Company has determined that the Merger is advisable and fair to and in the best interests of the Company and its stockholders;

WHEREAS, immediately following the Merger, Parent will cause the Surviving Corporation in the Merger to merge with and into Merger LLC (the “Subsequent Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger and the Subsequent Merger will qualify as a “reorganization” under the provisions of Section 368(a) of the Code and the treasury regulations promulgated thereunder (the “Treasury Regulations”), and any comparable provisions of state or local Law and (ii) this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of Sections 354, 361, and 368 of the Code and Treasury Regulations, with the Merger and Subsequent Merger constituting integrated steps in a single “plan of reorganization”; and

WHEREAS, the Company, Parent, Merger Sub, and Merger LLC desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER AND THE SUBSEQUENT MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth herein, and in accordance with the DGCL, Merger Sub will be merged with and into the Company at the Effective Time, and the separate corporate existence of Merger Sub will thereupon cease. Following the Effective Time, the Company will be the surviving corporation (the “Surviving Corporation”). The Merger, the Subsequent Merger, the issuance by Parent of Parent Common Stock in connection with the Merger, the payment of cash consideration in connection with the Merger, and the other transactions contemplated by this Agreement are referred to herein as the “Transactions.”

Section 1.2 Closing. The closing of the Transactions (the “Closing”) will take place at a time and on a date to be specified by the parties hereto, which is to be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver by the party entitled to the benefit thereof of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the fulfillment or (to the extent permitted by applicable Law) waiver by the party entitled to the benefit of those conditions) set forth in Article VI, unless another time or date is agreed to by the parties hereto. The Closing will be held at the offices of Jones Day, 901 Lakeside Avenue, Cleveland, Ohio 44114, or such other location to which the parties hereto agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. On the terms and subject to the conditions set forth in this Agreement, (i) as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the terms of this Agreement and (ii) as soon as practicable on or after the Closing Date, the parties shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware on the Closing Date, or at such subsequent date or time as the Company, Parent and Merger Sub agree and specify in the Certificate of Merger (the date and time the Merger becomes effective is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and By-laws.

(a) The Restated Certificate of Incorporation of the Company (the “Company Charter”) shall be amended at the Effective Time to be in the form of the certificate of incorporation of Merger Sub, as in effect immediately before the Effective Time, and, as so amended, such Company Charter shall be the Restated Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The by-laws of Merger Sub, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7 The Subsequent Merger.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation will thereupon cease, Merger LLC will continue as the surviving entity (the “Surviving Company”), and all of the rights and obligations of the Surviving Corporation under this Agreement will be deemed the rights and obligations of the Surviving Company. The Subsequent Merger will have the effects set forth in Section 18-209(g) of the LLC Act. Immediately following the completion of the Subsequent Merger, the Certificate of Formation and Operating Agreement of the Surviving Company shall be in the forms attached hereto as Exhibit A and Exhibit B, respectively.

(b) The Merger and the Subsequent Merger, taken together, are intended to be treated for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code).

(c) Each of the parties hereto shall, and shall cause its affiliates to, report the Merger and the Subsequent Merger for all Tax purposes consistent with Section 1.7(b) unless required to do so otherwise by applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES AND PAYMENT

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Merger Sub’s Common Stock. Each share of Merger Sub’s common stock, par value $0.01 per share, outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent Owned Stock. Each share of Company Common Stock that is owned by Parent or any direct or indirect subsidiary of Parent or the Company immediately prior to the Effective Time and any Company Common Stock held in the treasury of the Company immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Company Common Stock, other than shares of Company Common Stock to be canceled in accordance with Section 2.1(b) and Dissenting Shares, will be converted into the right to receive (i) $2.67 in cash (the “Cash Consideration”) without interest and (ii) a number of validly issued, fully paid, and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”). The Cash Consideration, the Stock Consideration, and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e) are referred to collectively as the “Merger Consideration.”

(d) Cancellation of Shares of Company Common Stock. As of the Effective Time, all shares of Company Common Stock, other than Dissenting Shares, shall no longer be outstanding and will automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly representing any shares of Company Common Stock (a “Company Certificate”) or book entry shares (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, certain dividends or other distributions, if any, upon surrender of such Company Certificate or Book-Entry Shares, in each case, in accordance with this Article II, without interest.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will designate a national bank or trust company, that is reasonably satisfactory to the Company, to act as agent of Parent for purposes of, among other things, mailing and receiving transmittal letters and distributing the Merger Consideration to the Company stockholders (the “Exchange Agent”).

Parent and the Exchange Agent shall enter into an agreement which will provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) immediately available funds sufficient to pay the aggregate Cash Consideration and (ii) certificates representing the shares of Parent Common Stock (such cash and such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time and any cash payable in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock.

(b) Exchange Procedures.

(i) As soon as reasonably practicable after, but in no event later than five (5) Business Days following, the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate or Book-Entry Share whose shares of Company Common Stock were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Company Certificates will pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form and have such other provisions as Parent may reasonably specify consistent with this Agreement) and (B) instructions for use in effecting the surrender of the Company Certificates or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration.

(ii) After the Effective Time, and within five (5) Business Days upon surrender in accordance with this Article II of a Company Certificate or Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration in the form of (A) a certificate or book-entry share representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article II, after taking into account all the shares of Company Common Stock then held by such holder under all such Book-Entry Shares or Company Certificates so surrendered and (B) a check for the full amount of cash that such holder has the right to receive pursuant to the provisions of this Article II, including the Cash Consideration, cash in lieu of fractional shares, certain dividends or other distributions, if any, in accordance with Section 2.2(c), and the Company Certificate or Book-Entry Shares so surrendered will forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be issued to a person other than the person in whose name the Company Certificate or Book-Entry Share so surrendered is registered

(the “Transferee”) if such Company Certificate or Book-Entry Share is properly endorsed or otherwise in proper form for transfer and the Transferee pays any transfer or other Taxes required by reason of such payment to a person other than the registered holder of such Company Certificate or Book-Entry Shares or establishes to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Company Certificate and each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Company Certificate pursuant to the provisions of this Article II and certain dividends or other distributions, if any, in accordance with Section 2.2(c). No interest will be paid or will accrue on any Merger Consideration payable to holders of Company Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c) Dividends; Other Distributions. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares will be paid to any such holder pursuant to Section 2.2(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender of such Company Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of applicable escheat or similar Laws, following surrender of any such Company Certificate or Book-Entry Share in accordance herewith, there will be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, in addition to all other amounts to which such holder is entitled under this Article II (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and all Cash Consideration paid upon the surrender for exchange of Company Certificates in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.2(c) and Section 2.2(e)) will be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Company Certificates and such Book-Entry Shares, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates or Book-Entry Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they will be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Company Certificates or Book-Entry Shares, no dividend or distribution of Parent will relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) shall receive, in lieu thereof, an amount in cash (rounded up to the nearest whole cent and without interest) equal to the product obtained by multiplying (A) the fractional share interest to which such former holder would otherwise be entitled (rounded up to the nearest ten thousandth when expressed in decimal form) by (B) the average closing price for a share of Parent Common Stock as reported on the NYSE Composite Transactions Reports (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) for the ten (10) consecutive trading days ending with the fifth complete trading day prior to, but not including, the Closing Date (the “Average Closing Price”).

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Certificates or Book-Entry Shares formerly representing shares of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Certificates or Book-Entry Shares formerly representing shares of Company Common Stock subject to and in accordance with the terms of Section 2.2(c).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Certificates or Book-Entry Shares for six (6) months after the Effective Time will be delivered to Parent, upon demand, and any holders of Company Certificates or Book-Entry Shares who have not theretofore complied with this Article II may thereafter look only to Parent for payment of their claim for Merger Consideration and any dividends or distributions, if any, with respect to Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock.

(g) No Liability. None of Parent, Merger Sub, Merger LLC, the Company, the Surviving Corporation, the Surviving Company, or the Exchange Agent will be liable to any person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis, provided, that, (i) no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of Company Common Stock and (ii) such investments shall be in short-term obligations of or guaranteed by the United States of America with maturities of no more than thirty (30) days, or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement. Any interest and other income resulting from such investments will be paid to Parent.

(i) Lost Certificates. If any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such person of a bond in such reasonable amount as Parent or the Surviving Corporation, as the case may be, may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Certificate, the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof and any cash in lieu of fractional shares of Parent Common Stock, in each case, due to such person pursuant to this Agreement.

Section 2.3 Certain Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company or Parent shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio, the Equity Award Exchange Ratio, and any other similarly dependent items, as the case may be, shall be equitably adjusted, without duplication, to provide the holders of Company Common Stock (or such rights that are convertible into shares of Company Common Stock) the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.3 shall be construed to permit either the Company or Parent to take any action with respect to its respective securities that is prohibited or not expressly permitted by the terms of this Agreement.

Section 2.4 Appraisal Rights. Shares of Company Common Stock that have not been voted for adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares (a “Dissenting Stockholder”) withdraws such demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares withdraws such demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted as of the Effective Time into and represent the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

Section 2.5 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 2.6 Withholding Rights. The Surviving Corporation, Parent, Merger LLC or the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including pursuant to Section 5.4(g)) to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and remitted to the appropriate taxing authority by the Surviving Corporation, Parent, Merger LLC or the Exchange Agent, as the case may be, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent, Merger LLC or the Exchange Agent, as the case may be. Parent shall pay, or shall cause to be paid, all amounts so withheld to the appropriate taxing authority within the period required under applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. Subject only to those exceptions and qualifications listed and described (including an identification by section reference to the representations and warranties to which such exceptions and qualifications relate) on the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), provided, however, that a matter disclosed in the Company Disclosure Letter with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure relates to or qualifies such other representation or warranty, and except as set forth in the Recent SEC Reports (excluding any forward-looking statements, risk factors and other similar statements in such Recent SEC Reports that are cautionary, non-specific or predictive in nature), the Company hereby represents and warrants to Parent, Merger Sub, and Merger LLC as follows:

(a) Organization, Standing and Corporate Power. The Company and each of the Company Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Company Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement complete and correct copies of the Company Charter and the bylaws of the Company, each as amended to date.

(b) Subsidiaries. All outstanding shares of capital stock of, or other equity interests in, each subsidiary of the Company (collectively, the “Company Subsidiaries” and, together with the Company, the “Company Entities”) (i) have been validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens other than Permitted Liens and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company Subsidiaries are beneficially owned, directly or indirectly, by the Company. The Company does not, directly or indirectly, own more than 20% but less than 100% of the capital stock or other equity interest in any person other than the Company Subsidiaries.

(c) Capital Structure. The authorized capital stock of the Company consists of (i) 55,000,000 shares of Company Common Stock, and (ii) 4,000,000 shares of preferred stock, par value $1.00 per share. At the close of business on October 19, 2012: (i) 30,796,296 shares of Company Common Stock were issued and outstanding (including 137,212 shares of unvested restricted stock under the Company Stock Plan (“Company Restricted Shares”)); (ii) 2,335,550 shares of Company Common Stock were held by the Company in its treasury; (iii) 2,231,360 shares of Company Common Stock were reserved for issuance in respect of future awards under the Spartech Corporation 2004 Equity Compensation Plan and the Spartech Corporation 2001 Stock Option Plan (collectively, the “Company Stock Plan”); (iv) 472,102 shares of Company Common Stock were reserved for issuance in respect of outstanding options to purchase Company Common Stock under the Company Stock Plan (“Company Stock Options”); (v) 1,721,793 stock appreciation rights under the Company Stock Plan were outstanding (“Company SARs”); (vi) 217,114 shares of Company Common Stock were reserved for issuance in respect of outstanding restricted stock units under the Company Stock Plan (“Company RSUs”); and (vii) no shares of the Company’s preferred stock were issued and outstanding. All outstanding shares of capital stock of the Company are, and all shares that may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of preemptive rights. Except as otherwise provided in this Section 3.1(c), there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities of the Company, (ii) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any Company Subsidiary, or (iii) any

warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Company Subsidiary. Except as otherwise provided in this Section 3.1(c), there are no outstanding obligations of the Company or any Company Subsidiary to (i) issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Company Subsidiary or (ii) repurchase, redeem or otherwise acquire any such securities. Neither the Company nor any Company Subsidiary is a party to any voting agreement with respect to the voting of any such securities. Except as otherwise provided in this Section 3.1(c) and for payments under Company Benefit Plans, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive from the Company or a Company Subsidiary any payment based on the revenues, earnings or financial performance of the Company or any Company Subsidiary or assets or calculated in accordance therewith. The Company does not have a “poison pill” or similar stockholder rights plan. The Company has made available to Parent a list (the “Equity Award List”), as of the close of business on October 19, 2012, of the holders of Company Stock Options, Company SARs, Company RSUs and Company Restricted Shares, including the name of the holder, the number of shares outstanding, the vesting schedule and other forfeiture provisions and, with respect to Company Stock Options and Company SARs, the exercise price or base price and the number of shares exercisable. The Company will make available to Parent, no later than five (5) Business Days prior to the anticipated Closing Date, an updated Equity Award List, current as of the date which is ten (10) Business Days prior to the anticipated Closing Date.

(d) Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval, to consummate the Transactions. Subject, in the case of the Merger, to the Company Stockholder Approval, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, including the adoption by the Board of Directors of the Company of resolutions (i) approving the Merger and the other Transactions, and (ii) determining that in its judgment the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub, and Merger LLC, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles. Except as set forth in Schedule 3.1(d) of the Company Disclosure Letter, the execution and delivery of this Agreement does not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, (i) conflict with the certificate of incorporation or by-laws (or comparable organizational documents) of any of the Company Entities, (ii) assuming that all the consents, approvals and filings referred to in the next sentence are duly obtained and/or made, (A) result in any breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or creation or acceleration of any material obligation or material right of a third party or loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or material assets of any of the Company Entities under, any material loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, instrument, permit, concession, franchise, license or other authorization applicable to any of the Company Entities or their respective properties or assets or (B) conflict with or violate any judgment, order, decree or Law applicable to any of the Company Entities or their respective properties or assets, other than, in the case of clause (ii)(A) and (B), any such conflicts, breaches, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state or local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental United States or foreign self-regulatory agency, commission or authority or any arbitral tribunal (each, a “Governmental Entity”) or any third party is required by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (i) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement/prospectus relating to the Company Stockholders Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement”) and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) or such other applicable sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) notifications to the NYSE; and (v) such consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect.

(e) SEC Reports and Financial Statements; Undisclosed Liabilities; Internal Controls.

(i) The Company has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act with the SEC since October 30, 2010 (as such reports, schedules, forms, statements and documents have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective dates, or if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents when filed, or as so amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff.

(ii) The financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and on that basis fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). No Company Subsidiary is required to make any filings with the SEC. Except as disclosed in the Company SEC Documents filed since October 30, 2010 and prior to the date of this Agreement (the “Recent SEC Reports”), since October 30, 2010, the Company and the Company Subsidiaries have not incurred any liabilities (direct, contingent or otherwise), that are of a nature that would be required to be disclosed on a balance sheet of the Company and the Company Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business, and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have or result in a Company Material Adverse Effect.

(iii) As and to the extent described in the Company SEC Documents, the Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (A) has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies or material weakness in the design or operation of internal controls which would adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a summary of any such disclosure made by Company management to the Company’s auditors or audit committee of the Board of Directors of the Company and copies of any “audit response letters”

received from the Company’s legal counsel, in each case, during the past three years.

(f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub, or Merger LLC specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

(g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the Transactions, since December 31, 2011, (i) each of the Company Entities has conducted its respective operations in all material respects in the ordinary course consistent with past practice, (ii) there has not been any event, circumstance, change, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (iii) except as set forth on Schedule 3.1(g) of the Company Disclosure Letter, none of the Company Entities has taken any action that if taken after the date of this Agreement would constitute a violation of the following clauses: Section 4.1(a)(i), Section 4.1(a)(iii), Section 4.1(a)(vi), Section 4.1(a)(viii), Section 4.1(a)(ix), Section 4.1(a)(x), Section 4.1(a)(xi) and Section 4.1(a)(xiv) (but solely with respect to the foregoing enumerated clauses).

(h) Compliance with Applicable Laws; Litigation.

(i) The operations of the Company Entities have not been since January 1, 2010 and are not being conducted in violation of any Law (including the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001) or any Permit necessary for the conduct of their respective businesses as currently conducted, except where such violations, individually or in the aggregate, have not had and would not reasonably be expected to have or result in a Company Material Adverse Effect. Since January 1, 2010, none of the Company Entities has received any written notice regarding any actual or possible violation in any material respect of, or failure to comply in any material respect with, any Law or Permit.

(ii) The Company Entities hold all licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other persons

(“Permits”) necessary for the conduct of their respective businesses as currently conducted, except where the failure to hold such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Company Material Adverse Effect. None of the Company Entities has received written notice that any such material Permit will be terminated or modified or cannot be renewed in the ordinary course of business. The execution, delivery and performance of this Agreement and the consummation of the Transactions do not and will not violate any such Permit, or result in any termination, modification or nonrenewals thereof, except for such violations, terminations, modifications or nonrenewals thereof as, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect.

(iii) Except as set forth in Schedule 3.1(h)(iii) of the Company Disclosure Letter, there is no suit, action or proceeding by or before any Governmental Entity pending (or, to the knowledge of the Company, threatened), to which the Company or any Company Subsidiary is a party or against the Company or any Company Subsidiary or any of their properties or assets that would reasonably be expected to have or result in a Company Material Adverse Effect. As of the date hereof, there is no suit, action or proceeding by or before any Governmental Entity pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the Transactions.

(iv) To the knowledge of the Company, no Company Entity manufactures or sells any product for use in in-the-body devices.

(i) Employee Benefit Plans.

(i) The Company has made available to Parent a true and complete list of (A) each “employee benefit plan,” as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and (B) each other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, equity compensation, retirement, vacation, employment, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance, change of control or other employee benefit plan, agreement, arrangement or understanding (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic), in each case which is sponsored, maintained or contributed to, or required to be contributed to, by the Company or any trade or business, whether or not incorporated, which, together with the Company, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b) or 414(c) of the Code (a “Company ERISA Affiliate”) in respect of any current or former employees, officers, directors, consultants or independent contractors of the Company or any Company Subsidiary (collectively, the “Company Benefit Plans”). Neither the Company nor any Company Subsidiary has any

material liability (including material contingent liability) with respect to any plan, agreement, arrangement or understanding of the type described in this paragraph other than the Company Benefit Plans.

(ii) With respect to each Company Benefit Plan, the Company has delivered or made available to Parent a true and complete copy of: (A) each writing constituting a part of such Company Benefit Plan (or a written description thereof if such Company Benefit Plan is not in writing), including all Company Benefit Plan documents, trust agreements, insurance contracts and other documents relating to the funding or payment of benefits; (B) the most recent Annual Report (Form 5500 Series) and accompanying schedules, annual financial reports and actuarial reports, if any; (C) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), if any; (D) each current summary plan description and summary of material modifications, if any; and (E) any other materials relating to any Company Benefit Plan reasonably requested by Parent.

(iii) Each Company Benefit Plan has been maintained, operated and administered in material compliance with its terms, all applicable Laws, and the terms of all applicable collective bargaining agreements. There is no pending or, to the knowledge of the Company, threatened assessment, complaint, proceeding, or investigation of any kind in any court or Governmental Entity with respect to any Company Benefit Plan (other than routine claims for benefits), nor to the knowledge of the Company is there any basis for one. The Company, the Company Subsidiaries and the Company ERISA Affiliates have reserved all rights necessary to amend or terminate each of the material Company Benefit Plans without the consent of any other person, except to the extent any such consent is explicitly set forth by the terms of the applicable Company Benefit Plan.

(iv) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status and each trust created thereunder has received a favorable determination or opinion letter from the IRS as to its qualified status under Section 501(a) of the Code, and to the knowledge of the Company, there exist no facts or circumstances that have caused or could cause a failure of such Company Benefit Plan or trust to be so qualified.

(v) None of the Company, the Company Subsidiaries nor the Company ERISA Affiliates currently has, and at no time in the past six (6) years has had, an obligation to contribute to (A) a “defined benefit plan” as defined in Section 3(35) of ERISA, (B) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, or (C) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(vi) None of the Company, the Company Subsidiaries nor the Company ERISA Affiliates has incurred any material withdrawal liability under a

“multiemployer plan” (as defined in Section 4001(a)(3) of ERISA, a “Multiemployer Plan”) that has not been satisfied in full, nor does the Company or any Company Subsidiary have any material contingent liability with respect to any withdrawal from any Multiemployer Plan. None of the Company, the Company Subsidiaries nor any of their respective Company ERISA Affiliates would incur any withdrawal liability (within the meaning of Part 1 of Subtitle E of Title I of ERISA) if the Company, a Company Subsidiary or any Company ERISA Affiliate withdrew (within the meaning of Part 1 of Subtitle E of Title I of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which the Company, a Company Subsidiary or any Company ERISA Affiliate has an obligation to contribute on the date of this Agreement except as, individually or in the aggregate, would not be likely to be material to the Company. No Multiemployer Plan to which the Company, a Company Subsidiary or any Company ERISA Affiliate contributes or otherwise has any material liability (contingent or otherwise) has incurred an accumulated funding deficiency within the meaning of Section 431(a) of the Code or Section 304(a) of ERISA, is insolvent, is in reorganization (within the meaning of Section 4241 of ERISA), is reasonably likely to commence reorganization, is in “endangered” or “critical” status (as such terms are defined in Section 432 of the Code) or is reasonably likely to be in endangered or critical status.

(vii) Except as set forth in Schedule 3.1(a)(i)(vii) of the Company Disclosure Letter, no Company Benefit Plan provides medical or life insurance benefits (whether or not insured), with respect to current or former employees, officers or directors after retirement or other termination of service, other than coverage required by applicable Law, including pursuant to Section 4980B of the Code and Part 6 of Subtitle B or Title I of ERISA. With respect to each group health plan benefiting any current or former employee of the Company, any Company Subsidiary or any Company ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each Company Subsidiary and Company ERISA Affiliate has complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(viii) To the knowledge of the Company, there have been no prohibited transactions for which an exemption or exception (whether an individual or class exemption or exception) is unavailable or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that could reasonably be anticipated to result in any liability or excise tax under ERISA or the Code being imposed on the Company or any of the Company Subsidiaries.

(ix) To the knowledge of the Company, all contributions, transfers and payments in respect of any Company Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are expected to be fully deductible in all material respects under the Code.

(x) No Company Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(xi) Except as would not, individually or in the aggregate, be likely to have or result in a Company Material Adverse Effect, with respect to any insurance policy providing funding for benefits under any Company Benefit Plan, (i) there is no liability of the Company or any Company Subsidiary in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding or has entered into a solvent or insolvent scheme and, to the knowledge of the Company, no such proceedings with respect to any such insurer are imminent.

(xii) With respect to each Company Benefit Plan that is subject to Section 409A of the Code, (i) the written terms thereof have at all times since January 1, 2009 been in compliance in all material respects with Section 409A of the Code, and (ii) it has, at all times while subject to Section 409A of the Code, been operated in compliance in all material respects with Section 409A of the Code. Except as set forth in Schedule 3.1(i)(xii) of the Company Disclosure Letter, no Company Benefit Plan provides for the reimbursement of Taxes incurred under Section 409A or Section 4999 of the Code or other income taxes incurred under the Code.

(xiii) Except as set forth in Section 3.1(i)(xiii) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event, (A) entitle any current or former employee, officer, director, consultant or independent contractor of the Company or the Company Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director, consultant or independent contractor or (C) result in any payment or other benefit that may be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) that would be nondeductible under Section 280G of the Code.

(xiv) The term “Foreign Plan” shall mean any Company Benefit Plan that is maintained for the benefit of employees or other service providers outside of the United States. Each Foreign Plan complies with all applicable Law (including, without limitation, applicable Law regarding the form, funding and operation of the Foreign Plan) in all material respects. The Company’s financial statements accurately reflect the Foreign Plan liabilities and accruals for contributions required to be paid to the Foreign Plans, in accordance with applicable generally accepted accounting principles consistently applied. All contributions required to have been made to all Foreign Plans as of the Closing Date will have been made as of the Closing Date. There are no actions, suits or claims pending or, to the knowledge of the Company, threatened with respect to the Foreign Plans (other than routine claims for benefits). There have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law with respect to any Foreign Plan which would have a Company Material Adverse Effect on (1) any Foreign Plan or (2) the condition of the Company, any Company Subsidiary or any Company ERISA Affiliate.

(j) Taxes. (i) The Company and each Company Subsidiary has timely filed each of the material Tax Returns required to be filed, and all such returns are materially correct and complete; (ii) the Company and each Company Subsidiary has timely paid all Taxes (whether or not such Taxes were shown on any Tax Return to be due), except, in the cases of (i) and (ii) hereof, with respect to Taxes that are being contested in good faith by appropriate proceedings; (iii) there are no pending or, to the knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of material Taxes relating to the Company or any Company Subsidiary; (iv) there are no Liens for material Taxes upon the assets of the Company or any of the Company Subsidiaries, other than Liens for Taxes not yet due and Liens for Taxes that are being contested in good faith by appropriate proceedings; (v) neither the Company nor any of the Company Subsidiaries has any liability for Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable provision of Law), as a transferee or successor, by contract, or otherwise; (vi) neither the Company nor any Company Subsidiary is a party to any agreement or arrangement relating to the allocation, sharing or indemnification of Taxes; (vii) no deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any Company Subsidiary for which adequate reserves in accordance with GAAP have not been created; (viii) neither the Company nor any Company Subsidiary will be required to include any material adjustment in taxable income for any Tax period ending the day after the Closing Date (a “Post-Closing Tax Period”) (A) under Section 481(c) of the Code (or any comparable provision of Law) as a result of a change in method of accounting for any Tax period (or portion thereof) ending on or prior to the Closing Date (a “Pre-Closing Tax Period”), (B) pursuant to any installment sale or other open transaction disposition made on or prior to the Closing Date, (C) as a result of any indebtedness discharged in connection with any election under Section 108(i) of the Code, (D) as a result of any intercompany transaction or excess loss account described in Treasury Regulations Section 1.1502 (or any comparable provision of Law) or (E) pursuant to the provisions of any agreement entered into with any taxing authority with regard to the Tax liability of the Company or any Company Subsidiary for any Pre-Closing Tax Period; (ix) the financial statements included in the Company SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes for which the Company or any Company Subsidiary may be liable for all taxable periods and portions thereof through the date of such Company SEC Documents; (x) no person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of the Company or any Company Subsidiary or any affiliated, combined or unitary group of which the Company or any Company Subsidiary is or was a member, which period (after giving effect to such extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law); (xi) the Company and each Company Subsidiary have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xii) neither the Company nor any Company Subsidiary has engaged in a “reportable transaction,” as defined in Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under any comparable provision of Law; (xiii) neither the Company nor any Company Subsidiary has ever been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in or intended to be governed by Section 355 of the Code (A) within the two year period ending as of the date of this Agreement, or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement; and (xiv) to the knowledge of the Company, neither the Company nor any Company Subsidiary has ever participated in an international boycott within the meaning of Section 999 of the Code that would have material consequences. As used in this Agreement, “Tax” or “Taxes” includes all federal, state or local or foreign net and gross income, alternative or add-on minimum, environmental, gross receipts, ad valorem, value added, goods and services, capital stock, profits, license, single business, employment, severance, stamp, unemployment insurance, social security, customs, gross margins, real property, personal property, sales, excise, resource, use, occupation, service, transfer, escheat, payroll, franchise, withholding and other taxes or similar governmental duties, charges, fees, levies or other assessments, including any interest, penalties, fines or additions with respect thereto, and any interest, in respect of any penalties, fines or additions attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments. As used herein, “Tax Return” shall mean any return, report, statement or information required to be filed with any Governmental Entity with respect to Taxes, including any supplement thereto or amendment thereof.

(k) Tax Treatment. Neither the Company nor any Company Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. For the avoidance of doubt, negotiation, settlement or payment of appraisal rights pursuant to Section 262 of the DGCL shall be treated as an action taken pursuant to this Agreement.

(l) Environmental Matters. Except as set forth in Schedule 3.1(l) of the Company Disclosure Letter:

(i) Except where noncompliance, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect, the Company Entities are and have been for the past three (3) years in compliance with all applicable Environmental, Health and Safety Laws and Environmental Permits.

(ii) There are no written Environmental, Health and Safety Claims pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary, except as would not reasonably be expected to have or result in a Company Material Adverse Effect.

(iii) The Company has made available to Parent all available material information specifically requested by Parent in writing prior to the date of this Agreement (subject to the attorney-client privilege or any other applicable privilege), including such studies, reports, correspondence, notices of violation, requests for information, audits, analyses and test results and any other documents, in the possession, custody or control of the Company Entities relating to (A) the Company Entities’ compliance or noncompliance within the previous two (2) years with Environmental, Health and Safety Laws and Environmental Permits, and (B) Environmental Conditions on, under or about any of the properties or assets owned, leased, operated or otherwise used by any of the Company Entities at the present time or for which any of the Company Entities may be responsible or liable.

(iv) To the knowledge of the Company, no Hazardous Substance has been generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, currently or previously owned, leased, operated or otherwise used properties in violation of applicable Environmental, Health and Safety Laws or Environmental Permits that, individually or in the aggregate, would reasonably be expected to have or result in a Company Material Adverse Effect, and, to the knowledge of the Company, there have been no Releases of any Hazardous Substance in, on, under, from or affecting any currently or previously owned, leased, operated or otherwise used properties that, individually or in the aggregate, would reasonably be expected to have or result in a Company Material Adverse Effect.

(v) None of the Company or the Company Subsidiaries has received from any Governmental Entity or other third party any written (or, to the knowledge of the Company, other) notice that any of them or any of their predecessors is or may be a potentially responsible party in respect of, or may otherwise bear liability for, any actual or threatened Release of any Hazardous Substance at any site or facility, and, to the knowledge of the Company, none of the sites is, has been or is proposed to be listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, the National Corrective Action Priority System or any similar or analogous federal, state, provincial, territorial, municipal, county, local or other domestic or foreign list, schedule, inventory or database of Hazardous Substance sites or facilities.

(vi) To the knowledge of the Company, and except as set forth on Schedule 3.1(l)(vi) of the Company Disclosure Letter, neither this Agreement nor the Transactions will result in any requirement for environmental disclosure, investigation, cleanup, removal or remedial action, or notification to or consent of any Governmental Entity or third party, with respect to any property owned, leased, operated or otherwise used by the Company or any Company Subsidiary, pursuant to any Environmental, Health and Safety Law, including any so-called “property transfer law.”

(vii) None of the Company or the Company Subsidiaries has assumed, undertaken or, to the knowledge of the Company, otherwise become subject to any liability of any other person relating to or arising from Environmental, Health and Safety Laws, except as would not reasonably be expected to have or result in a Company Material Adverse Effect.

(viii) To the knowledge of the Company, there exist no Environmental Conditions relating to any currently or previously owned, leased, operated or otherwise used properties which, individually or in the aggregate, would reasonably be expected to have or result in a Company Material Adverse Effect.

(ix) As used in this Agreement:

(A) the term “Environment” means soil, surface waters, ground water, land, stream sediment, surface and subsurface strata, or ambient air;

(B) the term “Environmental, Health and Safety Claim” means any written or other claim, demand, suit, action, proceeding, order, investigation or notice to any of the Company Entities or the Parent Entities, as applicable, by any person alleging any potential liability (including potential liability for investigatory costs, risk assessment costs, cleanup costs, removal costs, remedial costs, operation and maintenance costs, governmental response costs, natural resource damages, or penalties) arising out of, based on, or resulting from (1) alleged noncompliance with any Environmental, Health and Safety Law or Environmental Permit, (2) alleged injury or damage arising from exposure to Hazardous Substances, or (3) the presence, Release or threatened Release into the Environment, of any Hazardous Substance at or from any location, whether or not owned, leased, operated or otherwise used by the Company or any Company Subsidiary, or Parent or any Parent Subsidiary, as applicable;

(C) the term “Environmental, Health and Safety Laws” means all Laws relating to (1) pollution or protection of the Environment, (2) emissions, discharges, Releases or threatened Releases of Hazardous Substances, (3) threats to human health or ecological resources arising from exposure to Hazardous Substances, (4) the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, (5) product regulatory, safety and chemical regulations, or (6) employee health and safety, and includes the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conversation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Surface Mining Control and Reclamation Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act and any similar foreign, state or local Laws;

(D) the term “Hazardous Substance” means (1) radiation and radioactive materials, (2) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (“PCBs”), petroleum or petroleum-derived substances or wastes, leaded paints, radon gas or related materials, (3) any substance that requires removal or remediation under any applicable Environmental, Health and Safety Law, or is defined, listed or identified as a “hazardous waste” or “hazardous substance,” “pollutant,” “contaminant” or “toxic substance” thereunder, or (4) any substance that is regulated under any applicable Environmental, Health and Safety Law;

(E) the term “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping, or emptying into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substances);

(F) the term “Law” means any foreign, federal, state or local law, statute, code, ordinance, regulation, rule, principle of common law or other legally enforceable obligation imposed by a court or other Governmental Entity;

(G) the term “Environmental Permit” means all Permits and the timely submission of applications for Permits, as required under applicable Environmental, Health and Safety Laws; and

(H) the term “Environmental Condition” means any contamination, damage, injury or other condition related to the Release of Hazardous Substances or workplace safety and includes any present or former Hazardous Substance treatment, storage, disposal or recycling units, underground storage tanks, wastewater treatment or management systems, sumps, lagoons, impoundments, landfills, ponds, incinerators, wells, asbestos-containing materials, or PCB-containing articles.

(x) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of this Section 3.1(l) are the only representations and warranties of the Company with regard to environmental matters.

(m) Real Property; Assets.

(i) The Company or a Company Subsidiary has good and marketable title to each parcel of or interest in real property owned by the Company or a Company Subsidiary (the “Company Owned Real Property”).

(ii) The Company Owned Real Property and all real property interests leased or otherwise held by the Company and the Company Subsidiaries (the “Company Leased Real Property”) constitute all of the real property occupied or used by the Company and the Company Subsidiaries in connection with the operation of their respective businesses as currently conducted. The Company or a Company Subsidiary has a valid leasehold interest in or valid rights to all material Company Leased Real Property. The Company has made available to Parent true and complete copies of all material leases of the Company Leased Real Property (the “Company Leases”). No option, extension or renewal has been exercised under any Company Lease, except options, extensions or renewals that if exercised, renewed, or extended would not have a material adverse impact on the Company’s ability to conduct its operations as a whole, whose exercise has been evidenced by a written document, a true and complete copy of which has been made available to Parent with the corresponding Company Lease. Each of the Company and the Company Subsidiaries has complied in all material respects with the terms of all Company Leases to which it is a party and under which it is in occupancy, and all such Company Leases are in full force and effect. To the knowledge of the Company, the lessors under the Company Leases to which the Company or a Company Subsidiary is a party have complied in all material respects with the terms of their respective Company Leases. Each of the Company and the Company Subsidiaries enjoys peaceful and undisturbed possession under all such Company Leases, except where a failure to do so, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect.

(iii) None of the Company Owned Real Property or Company Leased Real Property is subject to any Liens (whether absolute, accrued, contingent or otherwise), except Permitted Liens.

(iv)(A) The Company Entities have good and marketable title to all properties, assets and rights relating to or used or held for use in connection with the business of the Company Entities and such properties, assets and rights comprise all of the assets required for the conduct of the business of the Company Entities as now being conducted and (B) all such properties, assets and rights are in all respects adequate for the purposes for which such assets are currently used or held for use, and are serviceable and in reasonably good operating condition (subject to normal wear and tear), except with respect to clauses (A) and (B), where such failure would not reasonably be expected to have a Company Material Adverse Effect.

(n) Company Intellectual Property.

(i) The term “Company Intellectual Property” means all of the following that is owned by, issued or licensed to the Company or the Company Subsidiaries or used in the operation of the business of Company or the Company Subsidiaries: (A) all patents, trademarks, trade names, trade dress, assumed names, service marks, logos, copyrights, Internet domain names and corporate names together with all applications, registrations and renewals, and all goodwill associated therewith; (B) all trade secrets and confidential information (including customer lists, know-how, formulae, manufacturing and production processes, research, financial business information and marketing plans); (C) information technologies (including software programs, data and related documentation) currently actively deployed within the Company; and (D) other intellectual property rights in, and all copies and tangible embodiments of, any of the foregoing in whatever form or medium.

(ii) Except as set forth in Schedule 3.1(n) of the Company Disclosure Letter, to the knowledge of the Company: (A) the Company or the Company Subsidiaries own and possess all right, title and interest in and to, or have a valid right or license to use, the Company Intellectual Property necessary for the operation of their respective businesses as currently conducted; (B) neither the Company nor any of the Company Subsidiaries has received any written notices of any currently outstanding or threatened claim by any third party contesting the validity or enforceability of, or the current use or ownership by the Company or any of the Company Subsidiaries of, any of the Company Intellectual Property; (C) neither the Company nor any of the Company Subsidiaries has received any written notices of any infringement or misappropriation by, or other conflict with, any third party with respect to such third party use of the Company Intellectual Property; and (D) neither the Company nor the Company Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated or otherwise conflicted with any intellectual property rights or other rights of any third parties that constitutes a claim that is currently outstanding or threatened except with respect to clauses (A), (B), (C) and (D), as would not reasonably be expected to have or result in a Company Material Adverse Effect.

(iii) The Transactions will not have a Company Material Adverse Effect on the right, title and interest of the Company and the Company Subsidiaries in and to, or on the Company’s and the Company Subsidiaries’ right to use, the Company Intellectual Property.

(iv) Except as set forth in Schedule 3.1(n) of the Company Disclosure Letter, to the knowledge of the Company, the Company or each of the Company Subsidiaries, as the case may be, has taken all necessary action to pay all maintenance fees and annuities for the Company Intellectual Property set forth in Schedule 3.1(n) of the Company Disclosure Letter and, until the Effective Time, shall continue to pay such fees and annuities for the Company Intellectual Property set forth in Schedule 3.1(n) of the Company Disclosure Letter, unless otherwise mutually agreed to with Buyer.

(o) Labor Agreements and Employee Issues. The Company and the Company Subsidiaries have made available to Parent all collective bargaining agreements or other agreements with any union or labor organization to which the Company or any of the Company Subsidiaries is a party. The Company and the Company Subsidiaries are in material compliance with each such collective bargaining agreement or other agreement. The Company is unaware of any effort, activity or proceeding of any labor organization (or representative thereof) to organize any other of its or their employees. The Company and the Company Subsidiaries are not, and have not since October 30, 2010, been subject to any pending, or to the knowledge of the Company, threatened (i) unfair labor practice charges and/or complaint, (ii) grievance proceeding or arbitration proceeding arising under any collective bargaining agreement or other labor agreement to which the Company or any Company Subsidiary is a party, (iii) claim, suit, action or governmental investigation relating to employees, including discrimination, wrongful discharge, or violation of any state and/or federal statute relating to employment practices, (iv) strike, lockout or dispute, slowdown or work stoppage or (v) claim, suit, action or governmental investigation, in respect of which any director, officer, employee or agent of the Company or any of the Company Subsidiaries is or may be entitled to claim indemnification from the Company or any Company Subsidiary, except, in the case of clauses (i), (ii), (iii), (iv) and (v), as would not, individually or in the aggregate, reasonably be expected to have or result in a Company Material Adverse Effect. Neither the Company nor the Company Subsidiaries is a party to, or is otherwise bound by, any consent decree with any Governmental Entity relating to employees or employment practices of the Company or the Company Subsidiaries.

(p) Certain Contracts. As of October 19, 2012, Schedule 3.1(p) of the Company Disclosure Letter sets forth a true and correct list of each contract, arrangement, commitment or understanding to which the Company or a Company Subsidiary is a party to or is bound (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) that contains covenants that limit the ability of the Company or any Company Subsidiary (or which, following the consummation of the Transactions, would restrict the ability of the Surviving Corporation or the Surviving Company or any of their respective affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that would be material to the business of the Company and the Company Subsidiaries, taken as a whole; (iii) which would prohibit or delay the consummation of any of the Transactions; (iv) for or relating to the material indebtedness of the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has made material advances or material loans to any other person other than advances made to employees with respect to business expenses in the ordinary course of business, or which grants any Liens on any material property or material asset of the Company or any Company Subsidiary; (v) relating to joint ventures or partnerships; (vi) for the sale of any material assets of the Company or any Company Subsidiary other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any material assets of the Company or any Company Subsidiary; (vii) for the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any Company Subsidiary of any operating business or material assets or the capital stock of any other person; (viii) which prohibits or restricts, in each case, in any material respect, the employment or solicitation for employment of any persons; (ix) containing a “favored nation” pricing agreement, special warranties, agreements to take back or exchange goods, consignment arrangements or similar understandings with a material customer or material supplier; (x) which is an employment, consulting and non-competition agreement with any employee, officer or consultant whose base annual compensation is equal to or greater than $250,000; and (xi) which is a collective bargaining agreement or agreement with any labor union or association representing any employee of the Company or any Company Subsidiary; (each of the foregoing, a “Company Material Contract”). Each Company Material Contract is valid and binding on the Company and any Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect. There is no default under any Company Material Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or to the knowledge of the Company, by any other party, except, in each case, as would not have or reasonably be expected to have or result in a Company Material Adverse Effect. All contracts, agreements, arrangements or understandings of any kind between any affiliate of the Company (other than any wholly owned Company Subsidiary), on the one hand, and the Company or any Company Subsidiary, on the other hand, are on terms no less favorable to the Company or to such Company Subsidiary than would be obtained with an unaffiliated third party on an arm’s-length basis.

(q) Insurance. Schedule 3.1(q) of the Company Disclosure Letter contains a list of all material insurance policies, having open policy periods as of the date of this Agreement, that were issued to the Company or any of the Company Subsidiaries or which name the Company or any of the Company Subsidiaries as an insured (or loss payee), including those which pertain to the Company’s or any of the Company Subsidiaries’ assets, employees or operations. All such insurance policies are in such amounts and cover such losses and risks as are consistent with industry practice and, in the reasonable judgment of senior management of the Company, are adequate to protect the properties and businesses of the Company and the Company Subsidiaries and all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiary is in material breach or material default under, or, since January 1, 2010, has received written notice of permanent cancellation of any such insurance policies (other than in connection with ordinary course reviews and renewals).

(r) Affiliate Transactions. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, during the period commencing on the date of the Company’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.

(s) Voting Requirement. The affirmative vote at the Company Stockholders Meeting of at least a majority of the votes entitled to be cast by the holders of outstanding shares of Company Common Stock to adopt this Agreement is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt and approve this Agreement, the Merger and the Transactions (collectively, the “Company Stockholder Approval”).

(t) State Takeover Statutes. The Board of Directors of the Company has taken all necessary action so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law (each, a “Takeover Statute”) (including the interested stockholder provisions codified in Section 203 of the DGCL) or any anti-takeover provision in the Company Charter or the Company’s by-laws is applicable to this Agreement, the Merger, the Subsequent Merger and the Transactions. No other Takeover Statute is applicable to this Agreement, the Merger, the Subsequent Merger or the Transactions. The Board of Directors of the Company has (i) duly and validly approved this Agreement, (ii)

determined that the transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, and (iii) unanimously resolved to recommend to such stockholders that they vote in favor of the Merger and the Transactions, subject to Section 4.2(c).

(u) Opinion of Financial Advisor. The Company has received the opinion of Barclays Capital Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to holders of shares of Company Common Stock, a signed copy of which opinion will be delivered to Parent, solely for information purposes, upon receipt by the Company.

(v) Brokers. Except for Barclays Capital Inc., no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent true and complete copies of all agreements under which any such fees, commissions or expenses are payable and all indemnification and other agreements related to the engagement, in connection with the Transactions, of the persons to whom such fees, commissions or expenses are payable.

Section 3.2 Representations and Warranties of Parent, Merger Sub, and Merger LLC. Subject only to those exceptions and qualifications listed and described (including an identification by section reference to the representations and warranties to which such exceptions and qualifications relate) on the disclosure letter delivered by Parent, Merger Sub, and Merger LLC to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), provided, however, that a matter disclosed in the Parent Disclosure Letter with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure relates to or qualifies such other representation or warranty, and except as set forth in the Recent Parent SEC Reports (excluding any forward looking statements, risk factors and other similar statements in such Recent SEC Reports that are cautionary, non-specific or predictive in nature), each of Parent, Merger Sub, and Merger LLC hereby represents and warrants to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation and has the requisite corporate authority to carry on its business as now being conducted. Merger LLC is a limited liability company duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its formation and has the requisite corporate authority to carry on its business as now being conducted. Each of Parent, the Parent Subsidiaries, Merger Sub, and Merger LLC is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement complete and correct copies of the certificate of incorporation and the bylaws of Parent and Merger Sub, each as amended to date, and the certificate of formation and the operating agreement of Merger LLC, each as amended to date. Merger LLC is, and has since the date of its formation been, treated as an entity that is disregarded as separate from Parent for U.S. federal income tax purposes.

(b) Subsidiaries. All outstanding shares of capital stock of, or other equity interests in, each subsidiary of Parent (collectively, the “Parent Subsidiaries” and, together with Parent, the “Parent Entities”) (i) have been validly issued and are fully paid and nonassessable, (ii) are free and clear of all Liens other than Permitted Liens and (iii) are free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Parent Subsidiaries are beneficially owned, directly or indirectly, by Parent. Parent does not, directly or indirectly, own more than 20% but less than 100% of the capital stock or other equity interest in any person other than the Parent Subsidiaries.

(c) Capital Structure.

(i) Capitalization of Parent. The authorized capital stock of Parent consists of (i) 400,000,000 shares of Parent Common Stock and (ii) 40,000,000 shares of preferred stock of Parent. At the close of business on October 19, 2012: (i) 122,191,977 shares of Parent Common Stock were issued and outstanding (including 0 shares of restricted stock); (ii) 33,116,559 shares of Parent Common Stock were held by Parent in its treasury; (iii) 6,960,184 shares of Parent Common Stock were reserved for issuance in respect of outstanding and future awards under Parent’s equity incentive plans (the “Parent Stock Plans” and all options to purchase Parent Common Stock granted pursuant to the Parent Stock Plans, the “Parent Stock Options”); and (iv) no shares of Parent’s preferred stock were issued or outstanding. All outstanding shares of capital stock of Parent are, and all shares that may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of preemptive rights. Except as otherwise provided in this Section 3.2(c), there are not issued, reserved for issuance or outstanding (i) any shares of capital stock or other voting securities of Parent, (ii) any securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Parent or any Parent Subsidiary, or (iii) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any Parent Subsidiary. Except as otherwise provided in this Section 3.2(c), there are no outstanding obligations of Parent or any Parent Subsidiary to (i) issue, deliver or sell, or caused to be issued, delivered or sold, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any Parent Subsidiary or (ii) repurchase, redeem or otherwise acquire any such securities. Neither Parent nor any Parent Subsidiary is a party to any voting agreement with respect to the voting of any such securities. Except as otherwise provided in this

Section 3.2(c), there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive from Parent or a Parent Subsidiary any payment based on the revenues, earnings or financial performance of Parent or any Parent Subsidiary or assets or calculated in accordance therewith.

(ii) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, directly owned by Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger, the Subsequent Merger and the Transactions.

(iii) Capitalization of Merger LLC. All of the issued and outstanding membership interests of Merger LLC are, and at the Effective Time will be, directly owned by Parent. Merger LLC has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger, the Subsequent Merger and the Transactions.

(iv) Stock Ownership. None of Parent, Merger Sub, or Merger LLC owns, or, prior to the Effective Time, will own, beneficially or of record, any shares of capital stock of the Company.

(d) Authority; Noncontravention. Each of Parent, Merger Sub, and Merger LLC has all requisite corporate or limited liability company power, as the case may be, and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent, Merger Sub, and Merger LLC and the consummation by Parent, Merger Sub, and Merger LLC of the Transactions have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of Parent, Merger Sub, and Merger LLC, respectively, including, but not limited to, the adoption by the Board of Directors of Parent of resolutions approving this Agreement, the Merger, the Subsequent Merger and the other Transactions. This Agreement has been duly executed and delivered by each of Parent, Merger Sub, and Merger LLC and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent, Merger Sub, and Merger LLC enforceable against Parent, Merger Sub, and Merger LLC in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles. The execution and delivery of this Agreement does not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, (i) conflict with the articles of incorporation or by-laws (or comparable organizational documents) of any of the Parent Entities, (ii) assuming that all the consents, approvals and filings referred to in the next sentence are duly obtained and/or made, (A) result in any breach, violation or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or creation or acceleration of any material obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Parent, Merger Sub, or Merger LLC under any material loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, instrument, permit, concession, franchise, license or other authorization applicable to any of the Parent Entities or their respective properties or assets, or (B) conflict with or violate any judgment, order, decree or Law applicable to Parent, Merger Sub, or Merger LLC or their respective properties or assets, other than, in the case of clause (ii) (A) and (B), any such conflicts, breaches, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have or result in a Parent Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or third party is required by Parent, Merger Sub, or Merger LLC in connection with the execution and delivery of this Agreement by Parent, Merger Sub, and Merger LLC or the consummation by Parent, Merger Sub, and Merger LLC of the Transactions, except for: (i) the filing with the SEC of (A) the Form S-4 and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) or such other applicable sections of the Exchange Act as may be required in connection with this Agreement and the Transactions; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (iii) the filing of a certificate of merger with respect to the Subsequent Merger with the Secretary of State of the State of Delaware; (iv) the filing of a premerger notification and report form by Parent under the HSR Act; (v) filings with and approvals of the NYSE to permit the shares of Parent Common Stock that are to be issued in the Merger to be listed on the NYSE; and (vi) such consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(e) SEC Reports and Financial Statements; Undisclosed Liabilities; Internal Controls.

(i) Parent has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) under the Securities Act and the Exchange Act with the SEC since December 31, 2010 (as such reports, schedules, forms, statements and documents have been amended since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective dates, or if amended prior to the date of this Agreement, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed, or as so amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff.

(ii) The financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and on that basis fairly present in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). No Parent Subsidiary is required to make any filings with the SEC. Except as disclosed in the Parent SEC Documents filed since December 31, 2010 and prior to the date of this Agreement (the “Recent Parent SEC Reports”), since December 31, 2010, Parent and the Parent Subsidiaries have not incurred any liabilities (direct, contingent or otherwise) that are of a nature that would be required to be disclosed on a balance sheet of Parent and the Parent Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business, and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(iii) As and to the extent described in the Parent SEC Documents, Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent (A) has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies or material weakness in the design or operation of internal controls which would adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(f) Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub, or Merger LLC specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent, Merger Sub, or Merger LLC with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4.

(g) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the Transactions, since December 31, 2011, (i) each of the Parent Entities has conducted its respective operations in all material respects in the ordinary course consistent with past practice, (ii) there has not been any event, circumstance, change, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and (iii) except as set forth on Schedule 3.2(g), none of the Parent Entities has taken any action that if taken after the date of this Agreement would constitute a violation of the following clauses: Section 4.1(b)(i) and Section 4.1(b)(iii) (but solely with respect to the foregoing enumerated clauses).

(h) Compliance with Applicable Laws; Litigation.

(i) The operations of the Parent Entities have not been since January 1, 2010 and are not being conducted in violation of any Law (including the Sarbanes-Oxley Act of 2002 and the USA PATRIOT Act of 2001) or any Permit necessary for the conduct of their respective businesses as currently conducted, except where such violations, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Parent Material Adverse Effect. Since January 1, 2010, none of the Parent Entities has received any written notice regarding any actual or possible violation in any material respect, or failure to comply in any material respect with, any Law or Permit.

(ii) The Parent Entities hold all Permits necessary for the conduct of their respective businesses as currently conducted, except where the failure to hold such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Parent Material Adverse Effect. None of the Parent Entities has received written notice that any such material Permit will be terminated or modified or cannot be renewed in the ordinary course of business. The execution, delivery and performance of this Agreement and the consummation of the Transactions do not and will not violate any such Permit, or result in any termination, modification or nonrenewals thereof, except for such violations, terminations, modifications or nonrenewals thereof as, individually or in the aggregate, would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(iii) There is no suit, action or proceeding by or before any Governmental Entity pending (or, to the knowledge of Parent, threatened) to which Parent or any Parent Subsidiary is a party or against Parent or any Parent Subsidiary or any of their properties or assets that would reasonably be expected to have or result in a Parent Material Adverse Effect. As of the date hereof, there is no suit, action or proceeding by or before any Governmental Entity pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the Transactions.

(i) Employee Benefit Plans.

(i) Each (A) “employee benefit plan,” as defined in section 3(3) of ERISA and (B) other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, equity compensation, retirement, vacation, employment, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, severance, change of control or other employee benefit plan, agreement, arrangement or understanding (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic), in each case which is sponsored, maintained or contributed to, or required to be contributed to, by Parent or any trade or business, whether or not incorporated, which, together with Parent, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b) or

414(c) of the Code (a “Parent ERISA Affiliate”) in respect of any current or former employees, officers, directors, consultants or independent contractors of Parent or any Parent Subsidiary (collectively, the “Parent Benefit Plans”) has been maintained, operated and administered in compliance with its terms, all applicable Laws, and the terms of all applicable collective bargaining agreements.

(ii) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status and each trust created thereunder has received a favorable determination or opinion letter from the IRS as to its qualified status under Section 501(a) of the Code, and to the knowledge of Parent, there exist no facts or circumstances that have caused or could cause a failure of such Parent Benefit Plan or trust to be so qualified.

(iii) None of Parent, the Parent Subsidiaries nor the Parent ERISA Affiliates currently has, and at no time in the past six (6) years has had, an obligation to contribute to (A) a “defined benefit plan” as defined in Section 3(35) of ERISA, (B) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, or (C) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. The funding status of each Parent Benefit Plan or other Benefit Plan maintained by any Parent ERISA Affiliate subject to Title IV of ERISA has been fully and accurately disclosed in the Parent’s audited financial statements in accordance with U.S. generally accepted accounting principles.

(iv) None of Parent, the Parent Subsidiaries nor the Parent ERISA Affiliates has incurred any material withdrawal liability under a Multiemployer Plan that has not been satisfied in full, nor does Parent or any Parent Subsidiary have any material contingent liability with respect to any withdrawal from any Multiemployer Plan. None of Parent, the Parent Subsidiaries nor any of their respective Parent ERISA Affiliates would incur any withdrawal liability (within the meaning of Part 1 of Subtitle E of Title I of ERISA) if Parent, a Parent Subsidiary or any Parent ERISA Affiliate withdrew (within the meaning of Part 1 of Subtitle E of Title I of ERISA) on or prior to the Closing Date from each Multiemployer Plan to which Parent, a Parent Subsidiary or any Parent ERISA Affiliate has an obligation to contribute on the date of this Agreement, except as, individually or in the aggregate, would not be likely to be material to Parent. No Multiemployer Plan to which Parent, a Parent Subsidiary or any Parent ERISA Affiliate contributes or otherwise has any material liability (contingent or otherwise) has incurred an accumulated funding deficiency within the meaning of Section 431(a) of the Code or Section 304(a) of ERISA, is insolvent, is in reorganization (within the meaning of Section 4241 of ERISA), is reasonably likely to commence reorganization, is in “endangered” or “critical” status (as such terms are defined in Section 432 of the Code) or is reasonably likely to be in endangered or critical status.

(v) To the knowledge of Parent, there have been no prohibited transactions for which an exemption or exception (whether an individual or class exemption or exception) is unavailable or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Parent Benefit Plans that could reasonably be anticipated to result in any liability or excise tax under ERISA or the Code being imposed on Parent or any of the Parent Subsidiaries.

(vi) Except as set forth in Schedule 3.2(i)(vi) of the Parent Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event, (A) entitle any current or former employee, officer, director, consultant or independent contractor of Parent or the Parent Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director, consultant or independent contractor.

(j) Taxes. (i) Parent and each Parent Subsidiary has timely filed each of the material Tax Returns required to be filed, and all such returns are materially correct and complete; (ii) Parent and each Parent Subsidiary has timely paid all Taxes (whether or not such Taxes were shown on any Tax Return to be due), except, in the cases of (i) and (ii) hereof, with respect to Taxes that are being contested in good faith by appropriate proceedings; (iii) there are no pending or, to the knowledge of Parent, threatened, audits, examinations, investigations or other proceedings in respect of material Taxes relating to Parent or any Parent Subsidiary; (iv) there are no Liens for material Taxes upon the assets of Parent or any of the Parent Subsidiaries, other than Liens for Taxes not yet due and Liens for Taxes that are being contested in good faith by appropriate proceedings; (v) neither Parent nor any of the Parent Subsidiaries has any liability for Taxes of any person (other than Parent and the Parent Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable provision of Law), as a transferee or successor, by contract, or otherwise; (vi) neither Parent nor any Parent Subsidiary is a party to any agreement or arrangement relating to the allocation, sharing or indemnification of Taxes; (vii) no deficiencies for any Taxes have been proposed, asserted or assessed against Parent or any Parent Subsidiary for which adequate reserves in accordance with GAAP have not been created; (viii) the financial statements included in the Parent SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes for which Parent or any Parent Subsidiary may be liable for all taxable periods and portions thereof through the date of such SEC Documents; (ix) no person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of Parent or any Parent Subsidiary or any affiliated, combined or unitary group of which Parent or any Parent Subsidiary is or was a member, which period (after giving effect to such extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law); (x) Parent and each Parent Subsidiary have timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; and (xi) neither Parent nor any Parent Subsidiary has engaged in a “reportable transaction,” as defined in Section 6707A(c)(1) of the

Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under any comparable provision of Law.

(k) Environmental Matters.

(i) Except where noncompliance, individually or in the aggregate, would not reasonably be expected to have or result in a Parent Material Adverse Effect, the Parent Entities are and have been for the past three (3) years in compliance with all applicable Environmental, Health and Safety Laws and Environmental Permits.

(ii) There are no written Environmental, Health and Safety Claims pending or, to the knowledge of Parent, threatened, against Parent or any Parent Subsidiary, except as would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(iii) To the knowledge of Parent, no Hazardous Substance has been generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, currently or previously owned, leased, operated or otherwise used properties in violation of applicable Environmental, Health and Safety Laws or Environmental Permits that, individually or in the aggregate, would reasonably be expected to have or result in a Parent Material Adverse Effect, and, to the knowledge of Parent, there have been no Releases of any Hazardous Substance in, on, under, from or affecting any currently or previously owned, leased, operated or otherwise used properties that, individually or in the aggregate, would reasonably be expected to have or result in a Parent Material Adverse Effect.

(iv) None of Parent or the Parent Subsidiaries has received from any Governmental Entity or other third party any written (or, to the knowledge of the Parent, other) notice that any of them or any of their predecessors is or may be a potentially responsible party in respect of, or may otherwise bear liability for, any actual or threatened Release of any Hazardous Substance at any site or facility, and, to the knowledge of Parent, none of the sites is, has been or is proposed to be listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, the National Corrective Action Priority System or any similar or analogous federal, state, provincial, territorial, municipal, county, local or other domestic or foreign list, schedule, inventory or database of Hazardous Substance sites or facilities.

(v) None of Parent or the Parent Subsidiaries has assumed, undertaken or, to the knowledge of Parent, otherwise become subject to any liability of any other person relating to or arising from Environmental, Health and Safety Laws, except as would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(vi) To the knowledge of Parent, there exist no Environmental Conditions relating to any currently or previously owned, leased, operated or otherwise used properties which, individually or in the aggregate, would reasonably be expected to have or result in a Parent Material Adverse Effect.

(vii) Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of this Section 3.2(k) are the only representations and warranties of Parent with regard to environmental matters.

(l) No Vote Required. No vote or other action by the shareholders of Parent is required by Law, Parent’s articles of incorporation or bylaws or otherwise in order for Parent, Merger Sub and Merger LLC to consummate the Merger, the Subsequent Merger and the Transactions.

(m) Tax Treatment. Neither Parent nor any Parent Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. For the avoidance of doubt, negotiation, settlement or payment of appraisal rights pursuant to Section 262 of the DGCL shall be treated as an action taken pursuant to this Agreement.

(n) Availability of Funds. At the Closing, Parent will have sufficient funds available to timely pay the Cash Consideration and all fees, expenses and other amounts contemplated to be paid by Parent or its affiliates by this Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business.

(a) Conduct of Business by the Company. Except as (i) set forth on Schedule 4.1(a) of the Company Disclosure Letter, (ii) required by applicable Law, (iii) permitted or contemplated by this Agreement or (iv) consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, carry on their respective businesses in all material respects in accordance with their ordinary course consistent with past practice and, to the extent consistent therewith, subject to the restrictions set forth below in this Section 4.1(a), use commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their key officers and other key managers and preserve their business relationships with material customers, suppliers, distributors and other persons having business dealings with them; provided, however, that no action by the Company or any Company Subsidiary with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, except as (i) set forth on Schedule 4.1(a) of the Company Disclosure Letter, (ii) required by applicable Law, (iii) contemplated by this Agreement or (iv) consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, the Company shall not and shall not permit any Company Subsidiary to:

(i) (A) other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or (C) except pursuant to agreements entered into with respect to the Company Stock Plans that are in effect as of the close of business on the date of this Agreement, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of the Company Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue or authorize the issuance of, deliver, sell, pledge or otherwise encumber or subject to any Lien, any shares of its capital stock (or any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock), any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of the Company Stock Options under the Company Stock Plans or in connection with other awards under the Company Stock Plans outstanding as of the date of this Agreement, and in accordance with their present terms or (B) the grant of awards covering not more than an aggregate of 700,000 shares of Company Common Stock to directors, employees, or any newly-hired employees under the Company Stock Plans in the ordinary course of business and consistent with past practice; provided, however, that such awards may not contain any “single-trigger change in control,” “double-trigger change in control,” or other vesting acceleration provisions and will not otherwise be subject to acceleration as a result of the Merger or any of the other Transactions;

(iii) (A) amend its certificate of incorporation or by-laws (or other comparable organizational documents), or (B) merge or consolidate with any person other than another Company Entity;

(iv) sell, lease, license, mortgage or otherwise encumber or subject to any Lien (except Permitted Liens) or otherwise dispose of any of its properties or assets other than dispositions of inventory or equipment in the ordinary course of business consistent with past practice or that are immaterial to the business of the Company or the Company Subsidiaries;

(v) enter into commitments for capital expenditures involving (i) in the case of capital expenditures in respect of individual items of equipment more than $1,000,000 individually or (ii) more than $20,000,000 in the aggregate, except, as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business, as reflected in the capital plan of the Company previously provided to Parent;

(vi) incur any long-term indebtedness (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise) or incur any short-term indebtedness other than (A) up to $75,000,000 of short-term indebtedness under lines of credit existing on the date of this Agreement; (B) indebtedness incurred in the ordinary course of business in accordance with the agreements or instruments listed in Schedule 4.1(a)(vi) of the Company Disclosure Letter, or (C) solely between the Company and a direct or indirect wholly-owned Company Subsidiary or between direct or indirect wholly-owned Company Subsidiaries;

(vii) except (A) to the extent required under an existing Company Benefit Plan or collective bargaining agreement in effect on the date hereof, (B) to provide routine, reasonable base salary increases to non-executive officer employees who are not members of a collective bargaining unit in the ordinary course of business and in accordance with past practices in connection with the Company’s customary annual employee review process, (C) to make required bonus payments and profit sharing payments consistent with past practices in accordance with bonus and profit sharing plans existing on the date hereof, or (D) as set forth on Schedule 4.1(a) of the Company Disclosure Letter, (1) grant any increase in the compensation or benefits payable or to become payable by the Company or any Company Subsidiary to any current or former employee, officer, director, consultant or independent contractor of the Company or any Company Subsidiary; or (2) pay or award any pension, retirement allowance or other equity or non-equity incentive awards, or other employee or director benefit not required by any outstanding Company Benefit Plan;

(viii) except as otherwise would be permitted in accordance with Section 4.1(a)(vii)(A) – (D), (1) amend any Company Benefit Plan or collective bargaining agreement in any manner or adopt or enter into any collective bargaining agreement or any plan, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof, except to the extent reasonably necessary to renew the existing Company Stock Plan (subject to the overall limitation on the number of shares of Company Common Stock covered by awards granted under any Company Stock Plan in accordance with Section 4.1(a)(ii)); (2) enter into or amend any employment, bonus, severance, change in control, retention or any similar agreement or, grant any severance, bonus, termination, or retention pay to any officer, director, consultant or employee of the Company or any Company Subsidiaries; or (3) hire or terminate any employee at the level of Vice President or above, officer at the level of Vice President or above, director, consultant or independent contractor of the Company or any Company Subsidiary;

(ix) change the accounting principles used by it unless required by GAAP, applicable Law or regulatory guidelines (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

(x) acquire by merging or consolidating with, by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any material amount of assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice) for consideration in excess of $3,000,000 in the aggregate;

(xi) except in the ordinary course of business consistent with past practice, (A) make, change or rescind any material election with respect to Taxes, (B) settle or compromise any material claim or action relating to Taxes, except to the extent such settlement or compromise involves payment of less than $2,000,000, (C) change any of its methods of accounting or of reporting income or deductions for Tax purposes, (D) enter into any material Tax closing agreement or take any affirmative action to surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (E) enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement relating to any Tax or (F) amend any Tax Return if, with respect to clauses (B), (C), (D), (E) and (F), any such action would increase the Tax obligations of Parent or the Surviving Company following the Closing;

(xii) satisfy any claims or liabilities other than the satisfaction in the ordinary course of business consistent with past practice, in accordance with their terms or in amounts not to exceed $2,000,000 (in each case net of insurance and indemnification payments payable to the Company and its Subsidiaries) in the aggregate or liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company included in the Recent SEC Reports or incurred in the ordinary course of business consistent with past practice since the date of the Recent SEC Reports;

(xiii) make any loans, advances or capital contributions to, or investments in, any other person, except for loans, advances, capital contributions or investments between any wholly owned Company Subsidiary and the Company or another wholly owned Company Subsidiary and except for employee advances for expenses in the ordinary course of business consistent with past practice;

(xiv) other than in the ordinary course of business consistent with past practice or between the Company and any Company Subsidiary or two Company Subsidiaries, (A) modify, amend or terminate any Company Material Contract, (B) waive, release, relinquish or assign any of the Company’s or any Company Subsidiary’s material rights or claims under any Company Material Contract, or (C) cancel or forgive any indebtedness owed to the Company or any Company Subsidiary in excess of $2,000,000 in the aggregate;

(xv) except to the extent necessary or customary to take any action that the Company or any third party would otherwise be permitted to take pursuant to Section 4.2, take any action to exempt or not make subject to the provisions of

Section 203 of the DGCL or any other state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent and the Parent Subsidiaries), or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom; or

(xvi) authorize, commit or agree to take any of the foregoing actions.

(b) Conduct of Business by Parent. Except as (i) set forth on Schedule 4.1(b) of the Parent Disclosure Letter, (ii) otherwise required by applicable Law, (iii) otherwise permitted or contemplated by this Agreement or (iv) consented to in writing by the Company (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause the Parent Subsidiaries to, carry on their respective businesses in all material respects according to their ordinary course consistent with past practice and, to the extent consistent therewith, subject to the restrictions set forth below in this Section 4.1(b), use commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their key officers and other key employees and preserve their business relationships with material customers, suppliers, distributors and other persons having business dealings with them; provided, however, that no action by Parent or any Parent Subsidiary with respect to matters specifically addressed by any other provision of this Section 4.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Without limiting the generality of the foregoing, except as (w) set forth on Schedule 4.1(b) of the Parent Disclosure Letter, (x) required by applicable Law, (y) contemplated by this Agreement or (z) consented to in writing by the Company (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, Parent shall not and shall not permit any Parent Subsidiary to:

(i) (A) other than dividends and distributions by a direct or indirect wholly-owned Parent Subsidiary to its parent, and other than regular quarterly cash dividends with respect to Parent Common Stock not in excess of $0.05 per share of Parent Common Stock, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, or (B) split, combine or reclassify any of its capital stock;

(ii) issue or authorize the issuance of, deliver, sell, pledge or otherwise encumber or subject to any Lien, any shares of its capital stock (or any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock), any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than (A) the issuance of shares of Parent Common Stock upon the exercise of the Parent Stock Options under the Parent Stock Plans or in connection with other awards under the Parent Stock Plans, in any such case, outstanding as of the date of this Agreement, and in accordance with their present terms, or (B) the grant of awards to employees under the Parent Stock Plans in the ordinary course of business and consistent with past practice;

(iii) amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(iv) change the accounting principles used by it unless required by GAAP, applicable Law or regulatory guidelines (or, if applicable with respect to foreign subsidiaries, the relevant foreign generally accepted accounting principles);

(v) satisfy any claims or liabilities, other than the satisfaction, in the ordinary course of business consistent with past practice, in accordance with their terms or in an amount not to exceed $10,000,000 in the aggregate, of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of Parent included in the Recent Parent SEC Reports or incurred in the ordinary course of business consistent with past practice since the date of the Recent Parent SEC Reports; or

(vi) authorize, commit or agree to take any of the foregoing actions.

(c) Conduct of Business by Merger Sub and Merger LLC. During the period from the date of this Agreement to the Effective Time, Merger Sub and Merger LLC shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(d) Other Actions. Except as required by Law, the Company, Parent, Merger Sub, and Merger LLC shall not, and shall not permit any Company Subsidiary or Parent Subsidiary, as applicable, to, voluntarily take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied.

(e) Advice of Changes. Each of the Company, Parent, Merger Sub, and Merger LLC shall promptly advise the other parties to this Agreement orally and in writing to the extent it has knowledge of any change or event having, or which would reasonably be expected to have, a Parent Material Adverse Effect, in the case of Parent, or a Company Material Adverse Effect, in the case of the Company, or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

Section 4.2 No Solicitation by the Company.

(a) Company Takeover Proposal. Upon execution of this Agreement, the Company shall and shall cause the Company Subsidiaries and its and their officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents retained by the Company or any of the Company Subsidiaries (collectively, the “Company Representatives”) to, immediately cease and cause to be terminated immediately all existing activities, discussions and negotiations with any parties conducted heretofore with respect to, or that would reasonably be expected to lead to, any Company Takeover Proposal. From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, shall cause the Company Subsidiaries not to, and shall direct the

Company Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or knowingly facilitate, any inquiries or the making of any proposal that constitutes a Company Takeover Proposal, (ii) enter into any Acquisition Agreement or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any of the other Transactions, or (iii) initiate or participate in any way in any discussions or negotiations regarding, or furnish or disclose to any person (other than a party hereto) any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes any Company Takeover Proposal (other than a Company Representative contacting the person making a Company Takeover Proposal or its representatives for the sole purpose of clarifying such Company Takeover Proposal); provided, however, that, notwithstanding anything herein to the contrary, at any time prior to obtaining the Company Stockholder Approval, in response to an unsolicited bona fide written Company Takeover Proposal that the Board of Directors of the Company determines in good faith (after consultation with outside counsel and Barclays Capital Inc. or another financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Proposal, and which Company Takeover Proposal was made after the date hereof and did not otherwise result from a breach of this Section 4.2 (other than from an immaterial breach of this Section 4.2, the effect of which is not material), the Company may, if and only to the extent that the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that failure to do so would be reasonably likely to be a breach of its fiduciary duties to the stockholders of the Company under applicable Delaware Law, and subject to compliance with Section 4.2(c), if applicable, (i) furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive (in the aggregate) of such person than the Confidentiality Agreement (provided, however, that no such confidentiality agreement need include “standstill” provisions); provided, however, that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person, and (ii) participate in discussions or negotiations with the person making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 4.2(a) (other than from an immaterial violation of this Section 4.2, the effect of which is not material) by any Company Representative, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 4.2 by the Company.

(b) Definitions. As used herein:

(i) “Superior Proposal” means a bona fide written Company Takeover Proposal (except that the references in the definition thereof to “30%” shall be replaced by “60%”) that the Board of Directors of the Company determines in its good faith judgment (after consulting with outside counsel and Barclays Capital Inc. or another financial advisor of nationally recognized reputation), taking into account all legal, financial and regulatory and other aspects of the proposal, the likelihood and anticipated timing of required governmental approvals and consummation, and the ability of the person making the proposal to finance and pay for the contemplated consideration, would be more favorable to the stockholders of the Company than the Transactions (including any adjustment to the terms and conditions proposed by Parent in response to such Company Takeover Proposal, including with respect to the Merger Consideration); and

(ii) “Company Takeover Proposal” means any proposal or offer from any person (other than Parent or its affiliates) relating to any (A) direct or indirect acquisition or purchase of a business that constitutes 30% or more of the net revenues, net income or the assets of the Company and the Company Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 30% or more of any class of equity securities of the Company or any of the Company Subsidiaries (C) any tender offer or exchange offer that if consummated would result in any person beneficially owning 30% or more of any class of equity securities of the Company or any of the Company Subsidiaries, or (D) any merger, consolidation, business combination, asset purchase, recapitalization or similar transaction involving the Company, or any of the Company Subsidiaries, other than the transactions contemplated or permitted by this Agreement, that if consummated would result in any person beneficially owning 30% or more of any class of equity securities of the Company or any of the Company Subsidiaries.

(c) Actions by the Company. Neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other Transactions or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or fail to reject, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 4.2(a)) (an “Acquisition Agreement”). Notwithstanding

the foregoing, if, prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company determines in good faith that failure to do so would be reasonably likely to be a breach of its fiduciary duties to the stockholders of the Company under applicable Delaware Law, the Company may (A) terminate this Agreement pursuant to Section 7.1(d)(ii) and cause the Company to enter into an Acquisition Agreement with respect to a Superior Proposal (which was made after the date hereof and did not otherwise result from a breach of this Section 4.2 (other than from an immaterial breach of this Section 4.2, the effect of which is not material)) or (B) make a Company Adverse Recommendation Change, if, in either case of (A) or (B): (x) the Company provides written notice (a “Notice of Adverse Recommendation”) advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including, if applicable, the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the amount of consideration or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation); (y) during the Parent Review Period the Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not make such Company Adverse Recommendation Change; and (z) if applicable, at the end of such Parent Review Period, the Board of Directors of the Company continues to believe that the Company Takeover Proposal, if any, constitutes a Superior Proposal (after taking into account such adjustments to the terms and conditions of this Agreement). No Company Adverse Recommendation Change shall change a prior approval of the Board of Directors of the Company that caused any state takeover Law (including Section 203 of the DGCL) or other state Law to be inapplicable to the Merger and the other transactions contemplated by this Agreement.

(d) Notice of Company Takeover Proposal. From and after the date of this Agreement, the Company shall promptly (but in any event within 36 hours after receipt) notify Parent in the event that the Company receives, directly or indirectly, (i) any Company Takeover Proposal; (ii) any request for non-public information relating to any of the Company Entities by any person that informs the Company or any Company Representative that such person is considering making, or has made, a Company Takeover Proposal, or (iii) any request for discussions or negotiations relating to a possible Company Takeover Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the material terms and conditions thereof and the identity of the other party or parties involved and promptly furnish to Parent, Merger Sub, and Merger LLC a copy of any such written inquiry, request or proposal and copies of any information provided to or by any third party relating thereto. The Company undertakes that it shall promptly keep Parent reasonably informed, in all material respects, of the status and details (including amendments or proposed amendments) of any such request, Company Takeover Proposal or inquiry and promptly keep Parent reasonably informed, in all material respects, as to the details of any information requested of or provided by the Company and as to the details of discussions or negotiations with respect to any such request, Company Takeover Proposal or inquiry, including by providing a copy of all documentation or material correspondence relating to the Company Takeover Proposal.

(e) Rule 14e-2(a), Rule 14d-9 and Other Applicable Law. Nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors (after consultation with outside counsel), failure to make such disclosure would reasonably be expected to violate its obligations under applicable Law; provided, however, that the Board of Directors of the Company may not effect a Company Adverse Recommendation Change, unless permitted to do so by Section 4.2(c), provided, further, that notwithstanding anything herein to the contrary, any “stop, look and listen” disclosure in and of itself shall not be considered a Company Adverse Recommendation Change.

(f) Return or Destruction of Confidential Information. The Company undertakes that, immediately following the execution of this Agreement, it shall request each person which has heretofore executed a confidentiality agreement in connection with such person’s consideration of acquiring the Company to return or destroy all confidential information heretofore furnished to such person by or on the Company’s behalf.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Preparation of the Form S-4 and the Proxy Statement; Company Stockholder Meeting.

(a) Form S-4/Proxy Statement. As soon as practicable following the date of this Agreement, the Company shall prepare the Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use commercially reasonable efforts (i) to cause the Form S-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) to promptly notify the other of, cooperate with each other with respect to, and respond promptly to any comments of the SEC or its staff, (iii) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and (iv) to keep the Form S-4 effective through the Closing in order to permit the consummation of the Transactions. The Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon and giving due consideration to such comments. Notwithstanding the immediately preceding sentence, the Company may amend or supplement the Proxy Statement to effect a Company Adverse Recommendation Change. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order or the suspension of the qualification of the

Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information must be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) Stockholders Meetings. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Stockholders Meeting”) in accordance with applicable Law, the Company Charter and by-laws for the purpose of obtaining the Company Stockholder Approval. Subject to Section 4.2(c), the Company shall (A) through the Board of Directors of the Company, recommend to its stockholders the approval and adoption of this Agreement, the Merger, the Subsequent Merger and the other Transactions and include in the Proxy Statement such recommendation and (B) use its commercially reasonable efforts to solicit and obtain such approval and adoption. Without limiting the generality of the foregoing, subject to Section 4.2(c), the Company acknowledges that its obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company or its stockholders of any Company Takeover Proposal. The Company shall provide Parent with the Company’s stockholder list as and when requested by Parent, including at any time and from time to time following a Company Adverse Recommendation Change. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Stockholders Meeting: (1) to the extent the Company believes in good faith it is necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is timely provided to the Company’s stockholders; (2) if as of the time for which the Company Stockholders Meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders Meeting; or (3) to the extent it believes in good faith that additional time is reasonably required to solicit proxies in favor of the adoption of this Agreement; provided, however, that any such adjournment or postponement shall not exceed ten (10) calendar days.

Section 5.2 Access to Information; Confidentiality. From the date of this Agreement until the earlier of (a) the Effective Time or (b) the date on which this Agreement is terminated, to the extent permitted by applicable Law and subject to the agreement, dated August 7, 2012, between the Company and Parent (as amended, the “Confidentiality Agreement”), the Company shall, and shall cause each of the Company Subsidiaries to, afford to the Parent’s Representatives reasonable access, during normal business hours, to all of its properties, books, Tax work papers, Tax Returns, contracts, commitments, personnel and records and all other information concerning its business, properties and personnel as Parent may reasonably request upon reasonable prior notice. No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this

Agreement of any party hereto or any condition to the obligations of the parties hereto. With respect to all information furnished by the Company to Parent or its Representatives under this Agreement, Parent shall comply with, and shall cause its respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

Section 5.3 Commercially Reasonable Efforts; Cooperation.

(a) Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, including Section 5.3(c), each of the parties undertakes to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Subsequent Merger and the other Transactions and to obtain satisfaction of the conditions precedent to the Merger, including without limitation (i) the obtaining of all necessary actions or nonactions, waivers, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) preventing the entry, enactment or promulgation of any injunction or order or Law that could materially and adversely affect the ability of the parties hereto to consummate the Transactions under this Agreement, (iv) seeking the lifting or rescission of any injunction or order or Law that could materially and adversely affect the ability of the parties hereto to consummate the Transactions under this Agreement, (v) cooperating to defend against any proceeding or investigation relating to this Agreement or the Transactions and to cooperate to defend against it and respond thereto, (vi) the execution and delivery of any additional instruments necessary to consummate the Transactions contemplated by, and to fully carry out the purposes of, this Agreement, (vii) using commercially reasonable efforts to arrange for the Company’s independent accountants to provide such comfort letters, consents and other services that are reasonably required in connection with Parent’s financings of the Cash Consideration and (viii) assisting in the marketing and sale or any other syndication of any such financings by making appropriate officers of the Company available for due diligence meetings and for participation in the road show and meetings with prospective participants in such financings upon reasonable notice and at reasonable times, provided, that in the case of clauses (vii) and (viii), Parent shall promptly reimburse the Company for all out-of-pocket expenses incurred by, and otherwise indemnify and hold harmless, the Company, its Affiliates and its and their respective officers, directors, accountants and representatives from and against all liabilities, relating to such actions other than those arising from such person’s willful misconduct or gross negligence. For purposes of this Agreement, commercially reasonable efforts shall not require the parties to (i) sell, hold separate or otherwise dispose of or conduct the business of the Company, Parent and/or any of their respective affiliates in a manner which would resolve such objections or suits, (ii) agree to sell, hold separate or otherwise dispose of or conduct the business of the Company, Parent and/or any of their respective affiliates in a manner which would resolve such objections or suits, (iii) permit the sale, holding separate or other disposition of, any of the assets of the Company, Parent and/or any of their respective affiliates or the execution of any agreement or order to do so, and (iv) conduct the business of the Company, Parent and/or any of their respective affiliates in a manner which would resolve such objections or suits. In furtherance and not in limitation of the foregoing, each of Parent and the Company undertakes to make an appropriate filing under HSR with respect to the Transactions as promptly as practicable and in any event within 15 Business Days following the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b) No Takeover Statutes Apply. In connection with and without limiting the foregoing, the Company, Parent, Merger Sub, and Merger LLC shall (i) take all action necessary to ensure that no Takeover Statute or similar Law is or becomes applicable to the Merger, this Agreement or any of the other Transactions and (ii) if any Takeover Statute or similar Law becomes applicable to the Merger, this Agreement or any of the other Transactions, take all action necessary to ensure that the Merger and the other Transactions may be lawfully consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on the Merger and the other Transactions.

(c) Information Cooperation. In connection with the efforts referenced in Section 5.3(a) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act, and to obtain all such approvals and authorizations under any other applicable Antitrust Law, each of Parent and the Company shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other party informed in all material respects of any material communication (and if in writing, provide a copy of such communication) received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Entity or in connection with any proceeding by a private party, (iv) consult and cooperate with the other party and consider in good faith the views of the other party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of the Company, Parent or any of their respective affiliates to any such Governmental Entity or private party and (v) not participate in any substantive meeting or have any substantive communication with any Governmental Entity unless it has given the other parties a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate therein. Subject to the Confidentiality Agreement and any attorney-client, work product or other privilege, each of the parties hereto will coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as such other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act. Any competitively sensitive information that is disclosed pursuant to this Section 5.3(c) will be limited to each of Parent’s and the Company’s respective counsel pursuant to a separate customary confidentiality agreement. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade

Commission Act, as amended, and all other Laws that are designed, intended or operate to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(d) If applicable to the transactions contemplated by this Agreement, the Company shall be responsible for preparing and timely submitting any and all filings and other submissions and taking any and all other steps and actions as required by any Governmental Entity of any jurisdiction identified on Section 3.1(l)(vi) of the Company Disclosure Letter. Prior to the Closing, the Company shall provide Parent a reasonable opportunity to comment on all such filings and submissions prior to submittal to any Governmental Entity.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, if any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit is instituted or threatened to be instituted by any Governmental Entity or any private party challenging any of the Transactions as violative of any Law or which would otherwise prevent, impede or delay the consummation of the Merger or the other Transactions, each of Parent, Merger Sub, Merger LLC, and the Company shall use commercially reasonable efforts to resolve any such objections or suits so as to permit the consummation of the Merger and the other Transactions as promptly as reasonably practicable. Neither the Company nor Parent shall, and they shall cause their respective Subsidiaries not to, acquire or agree to acquire any assets, business, securities, person or subdivision thereof, if the entering into of a definitive agreement relating to or the consummation of such acquisition, could reasonably be expected to materially delay or materially increase the risk of not obtaining the applicable action, nonaction, waiver, clearance, consent or approval under the Antitrust Laws or any other competition, merger control, antitrust or similar Laws.

(f) Each of Parent, Merger Sub, and Merger LLC acknowledge and agree that their obligations to consummate the Merger, the Subsequent Merger and the other Transactions are not conditioned or contingent upon receipt of any financing.

Section 5.4 Stock Options; Restricted Stock and Performance Shares.

(a) Assumption of Company Stock Plans and Award Agreements. At the Effective Time, the Company Stock Plan and all awards granted thereunder that are assumed by Parent pursuant to the following provisions of this Section 5.4 (together with all agreements that govern the treatment of such assumed awards (each, an “Award Agreement”)), shall, by virtue of the Merger and without any further action on the part of any holder of any such award, be assumed by Parent. Parent shall take all necessary and appropriate corporate actions to reserve for issuance a sufficient number of shares of Parent Common Stock upon the exercise or other settlement of the Adjusted Options, Adjusted SARs and Adjusted RSUs, as applicable, including registering such shares on an appropriate form of registration statement under the Securities Act, and maintaining the effectiveness of such registration statement for so long as such Adjusted Options, Adjusted SARs and Adjusted RSUs, as applicable, remain outstanding.

(b) Company Stock Options. At the Effective Time, each outstanding and unexercised Company Stock Option, whether vested or unvested immediately prior to the Effective Time, shall, without any further action on the part of any holder of a Company Stock

Option, be assumed by Parent. Each such outstanding Company Stock Option shall become immediately vested and exercisable in connection with the Merger in accordance with the existing terms thereof. Except for the acceleration of the Company Stock Options in accordance with the terms of the Company Stock Plan and applicable Award Agreements prior to or at the Effective Time, each such Company Stock Option so assumed by Parent hereunder (an “Adjusted Option”) shall continue to have, and be subject to, substantially the same terms and conditions as were applicable to the corresponding Company Stock Option under the Company Stock Plan and applicable Award Agreements immediately before the Effective Time, except that, (x) each Adjusted Option will be exercisable for that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock to which the corresponding Company Stock Option related immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio, and (y) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Adjusted Option will be equal to the quotient determined by dividing the per share exercise price of the Company Stock Option by the Equity Award Exchange Ratio (rounded up to the nearest whole cent). The date of grant of each Adjusted Option will be the date on which the corresponding Company Stock Option was granted. Notwithstanding the foregoing, the adjustment described in this Section 5.4(b) shall be made in a manner consistent with Section 409A of the Code and, with respect to each Company Stock Option that is an incentive stock option (within the meaning of Section 422(b) of the Code), no adjustment will be made that would be a modification (within the meaning of Section 424(h) of the Code) to such Company Stock Option.

(c) Company Stock Appreciation Rights. At the Effective Time, each outstanding and unexercised Company SAR, whether vested or unvested immediately prior to the Effective Time, shall, without any further action on the part of any holder of a Company SAR, be assumed by Parent. Each such outstanding Company SAR shall become immediately vested and exercisable in connection with the Merger in accordance with the existing terms thereof. Except for the acceleration of the Company SARs in accordance with the terms of the Company Stock Plan and applicable Award Agreements prior to or at the Effective Time, each such Company SAR so assumed by Parent hereunder (each, an “Adjusted SAR”) shall continue to have, and be subject to, substantially the same terms and conditions as were applicable to the corresponding Company SAR under the Company Stock Plan and applicable Award Agreements immediately before the Effective Time, except that, (x) each Adjusted SAR will relate to a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock to which the corresponding Company SAR related immediately prior to the Effective Time, multiplied by the sum of the Equity Award Exchange Ratio and (y) the per share base price relating to each such Adjusted SAR will be equal to the quotient determined by dividing the per share base price of the Company SAR by the Equity Award Exchange Ratio (rounded up to the nearest whole cent). The date of grant of each Adjusted SAR will be the date on which the corresponding Company SAR was granted. Notwithstanding the foregoing, the adjustment described in this Section 5.4(c) shall be made in a manner consistent with Section 409A of the Code.

(d) Company Restricted Shares. At or prior to the Effective Time, each Company Restricted Share shall become vested and no longer subject to restrictions, in accordance with the Company Stock Plans and applicable Award Agreements, and as a result shall be treated in the Merger as set forth in Section 2.1.

(e) Company Restricted Stock Units. At the Effective Time, each Company RSU shall, without any further action on the part of any holder of a Company RSU, be converted into the right to receive the Merger Consideration as if such Company RSU was one (1) share of Company Common Stock and otherwise as set forth in Section 2.1; provided, however, that to the extent that such treatment would cause additional Taxes to be paid by the holder thereof under Section 409A of the Code, Parent shall, without any further action on the part of any holder of a Company RSU, assume the applicable Company RSU and each such Company RSU so assumed by Parent hereunder (each, an “Adjusted RSU”) shall continue to have, and be subject to, substantially the same terms and conditions as were applicable to the corresponding Company RSU under the Company Stock Plan and applicable Award Agreements immediately before the Effective Time, except that such Adjusted RSU will be converted into the right to receive a number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock to which the Company RSU related immediately prior to the Effective Time, multiplied by the Equity Award Exchange Ratio.

(f) Required Actions. Prior to the Effective Time, the Company will take all actions necessary to provide for and give effect to the transactions contemplated by this Section 5.4, including, (i) to the extent determined necessary or advisable by the Company (in consultation with Parent), using commercially reasonable efforts to acquire the written consent of each holder of a Company Stock Option, Company SAR and Company RSU, in a form reasonably acceptable to Parent, to the treatment of such Company Stock Option, Company SAR and Company RSU as provided in this Section 5.4, and (ii) satisfying all applicable requirements of Rule 16b-3(e) promulgated under the Exchange Act. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all resolutions and other written actions as may be required to give effect to the provisions of this Section 5.4.

(g) Withholding; Interest. All amounts payable at the Effective Time pursuant to this Section 5.4 shall be paid net of any required withholding of federal, state, local or foreign Taxes, unless withholding is effected otherwise with the consent of the recipient, and shall be paid without interest.

Section 5.5 Indemnification; D&O Insurance.

(a) Rights Assumed by Surviving Corporation and Surviving Company. Parent, Merger Sub, and Merger LLC agree that all rights to indemnification, advancement of expenses, or exculpation arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees, fiduciaries, or agents of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation, by-laws (or comparable organizational documents) or in any agreement between the Company or Company Subsidiaries, on the one hand, and any current or former director, officer, employee, fiduciary, or agent of the Company or Company Subsidiaries, on the other hand, in effect on the date hereof shall survive the Merger and the Subsequent Merger, will be assumed by the Surviving Corporation and the Surviving Company without further action, as of the Effective Time, and shall continue in full force and effect in accordance with their terms and such rights will not be amended, or otherwise modified, for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who on or prior to the Effective Time were directors, officers, employees, fiduciaries, or agents of the Company or any Company Subsidiary, unless such modification is required by Law. In the event that any claim for indemnification or advancement of expenses is asserted or made prior to the Effective Time or within such six-year period, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

(b) Indemnification under this Agreement. From and after the Effective Time, each of Parent, Surviving Corporation and, following the Subsequent Merger, the Surviving Company shall indemnify, defend, hold harmless and advance expenses to each present and former director and officer of the Company or any of the Company Subsidiaries (collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, inquiries, liabilities and settlement amounts paid in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as such (including any claim arising out of this Agreement, the Merger or any of the Transactions), whether occurring before or after the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, for a period of six (6) years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, (i) the Indemnified Parties shall have the right to retain counsel (including local counsel) satisfactory to them, the reasonable fees and expenses of which shall be paid by Parent, Surviving Corporation and Surviving Company, following commencement of such action or proceeding, promptly after statements or invoices therefor are received and (ii) Parent, Surviving Corporation and Surviving Company shall cooperate in and use commercially reasonable efforts so as to assist in such director’s or officer’s vigorous defense of any such matter; provided, however, that Parent, Surviving Corporation and Surviving Company shall not be liable for any settlement effected without their respective written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided, further, that Surviving Corporation and Surviving Company shall not be obligated pursuant to this subsection (b) to pay the reasonable fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action unless there is, as determined by counsel to the Indemnified Parties, under applicable standards of professional conduct, a conflict or a reasonable likelihood of a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Surviving Corporation and Surviving Company. The Surviving Corporation and Surviving Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.5.

(c) Successors and Assigns. In the event that Parent, the Surviving Corporation, the Surviving Company, or any of their respective Subsidiaries (or any of their respective successors or assigns) (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent, the Surviving Corporation, or the Surviving Company, or the properties and assets thereof, as the case may be, shall assume the obligations set forth in this Section 5.5.

(d) Continuing Coverage. From the Effective Time and for a period of six (6) years thereafter, Parent, Surviving Corporation and, following the Subsequent Merger, the Surviving Company shall cause to be maintained in effect directors’ and officers’ liability insurance (including Side A coverage) covering claims arising from factors or events that accrued at or prior to the Effective Time to the extent that such claims are of the type covered by the Company’s existing directors’ and officers’ liability insurance policy (a copy of which has been heretofore delivered to Parent) (the “Current D&O Policy”), including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions to the extent that such acts or omissions are covered by the Current D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the Current D&O Policy, in any case on terms with respect to coverage and amounts no less favorable than those of the Current D&O Policy; provided, however, that in no event will Parent, Surviving Corporation or Surviving Company be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by the Company for the Current D&O Policy; and provided, further, that, if the annual premiums of such insurance coverage exceed such amount, Parent will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, however, that at Parent’s option in lieu of the foregoing insurance coverage, the Surviving Corporation, Surviving Company or Parent may purchase six-year “tail” insurance coverage in favor of the Indemnified Parties on terms with respect to coverage and amounts no less favorable in the aggregate than the Current D&O Policy.

(e) Intended Beneficiaries. The obligations under this Section 5.5 shall not be terminated, amended, or otherwise modified in such a manner as to adversely affect any Indemnified Party, his or her heirs, and his or her representatives and, in the case of Section 5.5(a), current and former directors, officers, employees, fiduciaries, or agents of the Company and the Company Subsidiaries, without the prior written consent of such affected person. The provisions of this Section 5.5 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have under the certificate of incorporation, bylaws or other equivalent organizational documents, any and all agreements of or entered into by Company or any Company Subsidiaries, or applicable Law (whether at law or in equity). The provisions of this Section 5.5 shall survive the consummation of the Merger and the Subsequent Merger.

Section 5.6 Public Announcements. Parent and the Company shall consult with each other before holding any press conferences, analysts calls or other meetings or discussions and before issuing any press release or other public announcements with respect to the Transactions, including the Merger and the Subsequent Merger. The parties will provide each other the opportunity to review and comment upon any press release or other public announcement or statement with respect to the Transactions, including the Merger and the Subsequent Merger, and shall not issue any such press release or other public announcement or statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release or releases to be issued with respect to the Transactions shall be mutually agreed upon prior to the issuance thereof.

Section 5.7 NYSE Listing. Parent shall use its commercially reasonable efforts to cause the Parent Common Stock issuable either to the Company’s stockholders as contemplated by this Agreement or pursuant to Section 5.4, to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 5.8 Stockholder Litigation. The parties to this Agreement shall use commercially reasonable efforts to cooperate and consult with one another in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the Transactions. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective commercially reasonable efforts to prevail in such litigation so as to permit the consummation of the Transactions in the manner contemplated by this Agreement, as promptly as reasonably practicable. Notwithstanding the foregoing, the Company undertakes that it will not compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the Transactions (including the Merger) without Parent’s prior written consent, which shall not be unreasonably withheld.

Section 5.9 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of the Company Subsidiaries, as applicable, is a party, other than (a) the Confidentiality Agreement, pursuant to its terms or by written agreement of the parties thereto, (b) confidentiality agreements under which the Company does not provide any confidential information to third parties, or (c) standstill agreements that do not relate to the equity securities of the Company or any of the Company Subsidiaries. During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and by enforcing specifically the terms and provisions thereof in any court of competent jurisdiction.

Section 5.10 Section 16(b). Parent and the Company shall take all steps reasonably necessary to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.

Section 5.11 Employee Benefit Matters.

(a) Company Obligations. To the extent permitted by the Company Benefit Plans, prior to the Closing, the Company shall adopt such amendments to the Company Benefit Plans as reasonably requested by Parent prior to the Prepayment Notice Date, if applicable, and only such amendments as may be necessary to ensure that Company Benefit Plans cover only employees and former employees (and their dependents and beneficiaries) of the Company and the Company Subsidiaries following the consummation of the Transactions; provided that nothing herein shall prohibit Parent or the Company from amending the Company Benefit Plans on or after the Closing. With respect to any Company Common Stock held by any Company Benefit Plan as of the date of this Agreement or thereafter, the Company shall take all actions necessary or appropriate (including such actions as are reasonably requested by Parent prior to the Prepayment Notice Date, if applicable) to ensure that all participant voting procedures contained in the Company Benefit Plans relating to such shares, and all applicable provisions of ERISA, are complied with in full.

(b) Credit for Service of Company Employees. If employees of the Company at the Effective Time other than individuals covered by a collective bargaining agreement (“Company Employees”) are included in any benefit plan maintained by Parent or any Parent Subsidiary (a “Parent Plan”) following the Effective Time, such Company Employees shall receive credit for service with the Company and the Company Subsidiaries and their predecessors prior to the Effective Time to the same extent such service was counted under similar Company Benefit Plans for purposes of eligibility, vesting, level of benefits and benefit accrual under such Parent Plan, provided that (i) such recognition of service shall not operate to duplicate any benefits payable to the Company Employee with respect to the same period of service, (ii) service of Company Employees subject to collective bargaining agreements or obligations shall be determined under such collective bargaining agreements or obligations, (iii) in no event will such recognition of service for purposes of benefit levels or benefit accrual under a defined benefit pension plan of Parent or any Parent Subsidiary apply for any purpose, and (iv) in no event will such recognition of service be taken into account for purposes of determining a Company Employee’s eligibility to participate in a retiree medical benefit plan maintained by Parent or any Parent Subsidiary. If Company Employees or their dependents are included in any medical, dental or health plan of Parent or any of its Affiliates (a “Successor Plan”) other than the plan or plans in which they participated immediately prior to the Effective Time (a “Prior Plan”), any such Successor Plan shall not include any restrictions or limitations with respect to pre-existing condition exclusions or any actively-at-work requirements (except to the extent such exclusions were applicable under any similar Prior Plan at the Effective Time) and any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of such Prior Plan ending on the date such Company Employee’s participation in such Successor Plan begins shall be taken into account under such Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Successor Plan; provided however, that the rights under a Successor Plan of any Company Employee subject to collective bargaining agreements or obligations shall be determined pursuant to such collective bargaining agreements or obligations.

(c) Company Employee Compensation and Benefits. From the Effective Time until the first anniversary thereof, Parent shall, or shall cause one of its Affiliates to, provide to each Company Employee compensation and benefit arrangements (other than equity-based awards) that are substantially similar, in the aggregate, to the compensation and benefit arrangements (other than equity-based awards) to which such Company Employee was entitled immediately prior to the Effective Time.

(d) No Third-Party Beneficiaries. Nothing in this Section 5.11 shall (i) confer any rights upon any person, including any Company Employee or former employees of the Company, other than the parties hereto and their respective successors and permitted assigns, (ii) constitute or create an employment agreement, or (iii) constitute or be treated as the amendment, modification or adoption of any employee benefit plan of Parent, the Company of any of their Affiliates.

Section 5.12 Company Credit Facility. The Company shall, prior to the Closing Date, deliver to Parent a payoff letter in customary form, providing that upon receipt from the Surviving Corporation of the repayment amount stated therein on the Closing Date, all of the Company’s outstanding obligations (other than contingent obligations for indemnification that are not then due and payable) under that certain Amended and Restated Credit Agreement, dated June 9, 2010, as amended, by and among the Company, PNC Capital Markets LLC, Bank of America Merrill Lynch, Wells Fargo Bank and PNC Bank National Association will be satisfied and all Liens thereunder will be released or terminated, as applicable.

Section 5.13 Tax Treatment.

(a) Parent shall adopt and shall cause the Surviving Corporation to adopt an agreement and plan of merger and reorganization with respect to the Subsequent Merger pursuant to which the Surviving Corporation shall be merged with and into Merger LLC with Merger LLC surviving and becoming the Surviving Company. Parent, the Company, Merger Sub, and Merger LLC intend that the Merger and the Subsequent Merger, taken together, be treated, and each of them shall use its reasonable best efforts to cause the Merger and the Subsequent Merger, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code). Each party hereto agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger and the Subsequent Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For the avoidance of doubt, negotiation, settlement or payment of appraisal rights pursuant to Section 262 of the DGCL shall be treated as an action taken pursuant to this Agreement. Each of the parties hereto and their respective Affiliates shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law. Each of Parent and the Company shall deliver to Jones Day and K&L Gates LLP customary representation letters in form and substance reasonably satisfactory to such counsel, and at such time or times that may be reasonably requested by such counsel (the representation letters referred to in this sentence are collectively referred to as the “Tax Certificates”). The parties to this Agreement agree to make such reasonable representations as requested by counsel for the purpose of rendering the opinions described in Section 6.2(c) and Section 6.3(c), including representations in the Tax Certificates. Parent’s and the Company’s respective tax counsel shall be entitled to rely upon such representations in rendering their opinions

(b) Parent, the Company, Merger Sub, and Merger LLC hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

(c) As of the date of this Agreement, the Company expects to be able to make representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions described in Section 6.2(c) and Section 6.3(c). The Company shall immediately notify Parent, if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together, from being treated as a “reorganization” under Section 368(a) of the Code.

(d) As of the date of this Agreement, Parent expects to be able to make representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions described in Section 6.2(c) and Section 6.3(c). Parent shall immediately notify the Company, if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together, from being treated as a “reorganization” under Section 368(a) of the Code.

Section 5.14 Obligations of Merger Sub and Merger LLC. Parent shall take all action necessary to cause Merger Sub and Merger LLC and, after the Effective Time, the Surviving Corporation and Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 5.15 Certain Pre-Closing Matters. If requested by Parent (a “Prepayment Request”), no later than one (1) Business Day following the Prepayment Notice Date, the Company will deliver a prepayment notice to the holders of the Notes providing for the 30-day notice of prepayment of the Notes pursuant to, and in accordance with, the Notes Agreement in order to prepay the Notes on the 31st day following such notice (the “Prepayment Notice”). The prepayment notice shall be prepared by the Company and its counsel, with Parent and Merger Sub and its counsel having the opportunity to review and provide reasonable comments thereon, with the Company giving due consideration to such comments. The specified date for prepayment of the Notes in the Prepayment Notice shall be the 31st day from the date of such Prepayment Notice.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Governmental and Regulatory Approvals. All consents, approvals and actions of, filings with and notices to any Governmental Entity required to consummate the Merger and the other Transactions, the failure of which to be made or obtained would reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect, shall have been made or obtained.

(c) No Injunctions or Restraints. No judgment, order, decree or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect preventing the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and will not be the subject of any stop order or proceedings seeking a stop order.

(e) Antitrust. The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. Any consents, approvals and filings under any other Laws in foreign jurisdictions set forth on Schedule 6.1(e).

(f) NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 3.1(g)(ii) shall be true and correct in all respects both when made and as of the Prepayment Notice Date, as if made at and as of such time, (ii) Section 3.1(c) (other than the last two sentences) and Section 3.1(d) (first three sentences) shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein), except for any de minimis inaccuracies therein, both when made and as of the Prepayment Notice Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) Section 3.1(s)-(v) shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein), both when made and as of the Prepayment Notice Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) all other representations and warranties of the Company set forth herein shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) both when made and as of the Prepayment Notice Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such other representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company.

(i) The Company shall have performed in all material respects all of its obligations required to be performed by it under this Agreement at or prior to the Prepayment Notice Date.

(ii) If a Prepayment Request has been made by Parent, the Company shall have performed in all material respects its obligations required to be performed by it in accordance with Section 4.1(a), Sections 4.2(a), (c), and (d), Section 5.2, Section 5.3(a)(i)-(vii), Section 5.3(e), Section 5.4(f), Section 5.6, Section 5.8, Section 5.9, Section 5.10, Section 5.11(a), Section 5.12, Section 5.13, and Section 5.15 at or prior to the Closing Date.

(c) Tax Opinion. Parent shall have received an opinion of Jones Day dated the Closing Date, to the effect that, based on the facts, representations and assumptions set forth in such opinion, for U.S. federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Jones Day may rely upon representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations from Parent and the Company in the Tax Certificates.

(d) No Material Adverse Change. At the time after the date of this Agreement and prior to the Prepayment Notice Date, there shall not have occurred any Company Material Adverse Effect.

(e) Officer’s Certificates.

(i) If a Prepayment Request has been made by Parent, (A) the Company shall have furnished Parent with a certificate dated the Prepayment Notice Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b)(i), and Section 6.2(d) have been satisfied and (B) the Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 6.2(b)(ii), Section 6.2(c), and Section 6.2(f) have been satisfied.

(ii) If a Prepayment Request has not been made by Parent, the Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c), and Section 6.2(d) have been satisfied.

(f) Prepayment of Senior Notes. If a Prepayment Request has been made by Parent, following the latest to occur of the satisfaction of the conditions set forth in Section 6.1(a), Section 6.1(b) and Section 6.1(e) (the “Prepayment Notice Date”), the Company shall have provided no later than one (1) Business Day following the Prepayment Notice Date the Prepayment Notice and the prepayment notice period set forth in the Prepayment Notice shall have elapsed, unless the Notes may otherwise by prepaid at an earlier date. If Parent has waived the condition set forth in this Section 6.2(f) prior to date that would otherwise be the Prepayment Notice Date, then all references in this Article VI to “Prepayment Notice Date” shall be deemed to read “Closing Date”.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub, and Merger LLC contained in (i) Section 3.2(g)(ii) shall be true and correct in all respects both when made and as of the Closing Date, as if made at and as of such time, (ii) Section 3.2(c) (first two sentences) shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifications contained therein), except for any de minimis inaccuracies therein, both when made and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) all other representations and warranties of Parent, Merger Sub, and Merger LLC set forth herein shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifications contained therein) both when made and as of the Closing Date, as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such other representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent, Merger Sub, and Merger LLC. Each of Parent, Merger Sub, and Merger LLC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Tax Opinion. The Company shall have received an opinion of K&L Gates LLP, dated the Closing Date, to the effect that, based on the facts, representations and assumptions set forth in such opinion, for U.S. federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, K&L Gates LLP may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company, and others, including representations from Parent and the Company in the Tax Certificates.

(d) No Material Adverse Change. At any time after the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(e) Officer’s Certificates.

(i) If a Prepayment Request has been made by Parent, each of Parent, Merger Sub, and Merger LLC shall have furnished the Company with a certificate dated the Prepayment Notice Date signed on its behalf by an executive officer to the effect that (A) such party acknowledges receipt of the certificate delivered to it by the Company pursuant to Section 6.2(e)(i)(A) and (B) such party certifies that, to its knowledge, there has been no Company Material Adverse Effect or failure by the Company to meet the conditions set forth in Section 6.2(a), Section 6.2(b)(i), Section 6.2(d), and Section 6.2(e)(i)(A).

(ii) Each of Parent, Merger Sub, and Merger LLC shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by an executive officer to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b), Section 6.3(c) and Section 6.3(d) have been satisfied.

Section 6.4 Frustration of Closing Conditions. Neither Parent, Merger Sub, Merger LLC, nor the Company may rely, in connection with any claim that it has no obligation to effect the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations to consummate the Merger and the other Transactions.

ARTICLE VII

TERMINATION

Section 7.1 Termination.

(a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by mutual written consent of Parent and the Company (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC).

(b) Termination by Parent or the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval, by either Parent or the Company (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC):

(i) if the Merger has not been consummated on or before July 15, 2013, or such later date, if any, as Parent and the Company agree upon in writing (as such date may be extended, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) is not available to any party whose failure to perform any material obligation required to be performed by such party under this Agreement results in or causes the failure of the Merger to be consummated by such time;

provided further, however, that if on the Outside Date the conditions to the Closing set forth in Section 6.1(b) and Section 6.1(e) shall not have been fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties, be extended to August 31, 2013 and such date shall become the Outside Date for the purposes of this Agreement;

(ii) if the Company Stockholders Meeting (including any adjournment or postponement thereof in accordance with the terms of this Agreement) has concluded, the Company’s stockholders have voted, and the Company Stockholder Approval was not obtained; or

(iii) if a Governmental Entity of competent jurisdiction has issued a final and non-appealable judgment, order, or decree, or has taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger.

(c) Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time (or, in the case of Section 7.1(c)(i)(B) below if a Prepayment Request has been made, only prior to the Prepayment Notice Date), whether before or after the Company Stockholder Approval, by written notice of Parent (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC):

(i) (A) if the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement (other than as set forth in Section 7.1(c)(ii)) to be complied with by the Company such that the closing condition set forth in Section 6.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied and, in the case of both (A) and (B), such breach or failure to perform (1) is not cured within thirty (30) days after receipt of written notice thereof or (2) is incapable of being cured by the Company by the Outside Date; or

(ii) (A) if the Board of Directors of the Company or any committee thereof has made a Company Adverse Recommendation Change, (B) the Company has breached the provisions of Section 4.2 or breached the provisions of Section 5.1(b) (other than immaterial breaches of the first sentence thereof), (C) within ten (10) Business Days of the public announcement of a Company Takeover Proposal, the Board of Directors of the Company fails to reaffirm (publicly, if so requested by Parent) its recommendation in favor of the adoption of this Agreement, or (D) within ten (10) Business Days after a tender or exchange offer relating to securities of the Company has first been published or announced, the Company shall not have sent or given to the Company stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.

(d) Termination by the Company. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval by written notice of the Company:

(i) (A) if either Parent, Merger Sub, or Merger LLC has breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by Parent, Merger Sub, or Merger LLC such that the closing condition set forth in Section 6.3(b) would not be satisfied, or (B) there exists a breach of any representation or warranty of Parent, Merger Sub, or Merger LLC contained in this Agreement such that the closing condition set forth in Section 6.3(a) would not be satisfied and, in the case of both (A) and (B), such breach or failure to perform (1) is not cured within thirty (30) days after receipt of written notice thereof or (2) is incapable of being cured by Parent by the Outside Date; or

(ii) if the Board of Directors of the Company shall have approved in compliance with Section 4.2, and the Company shall concurrently with such termination enter into, an Acquisition Agreement providing for the implementation of the transactions contemplated by a Superior Proposal; provided, that in order for the termination of this Agreement pursuant to this Section 7.1(d)(ii) to be effective, the Company shall have paid the Company Termination Fee in accordance with Section 7.3(b).

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Merger LLC, or the Company, except that the Confidentiality Agreement, this Section 7.2, Section 7.3, and Article VIII shall survive such termination and shall remain in full force and effect in accordance with their respective terms; provided, however, that, subject to the last sentence of Section 7.3(b), nothing herein will relieve any party from any liability for any willful and material breach by such party of this Agreement.

Section 7.3 Fees and Expenses.

(a) Division of Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions, including attorney’s fees, will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that Parent and the Company will each bear and pay one-half of the costs and expenses, other than attorney’s fees, incurred (i) in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement (including SEC filing fees) and (ii) in connection with the solicitation of proxies from the Company’s stockholders (including the fees of the proxy solicitor, which shall be retained by the Company in consultation with Parent).

(b) Event of Termination. In the event that this Agreement (i) is terminated pursuant to Section 7.1(c)(ii), (ii) is terminated pursuant to Section 7.1(d)(ii), or (iii) is terminated pursuant to Section 7.1(b)(i), Section 7.1(b)(ii), or Section 7.1(c)(i), and (A) prior to such termination, a Company Takeover Proposal shall have been made directly to the Company or been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal or solicited proxies or consents in opposition of the Merger public or (B) within twelve (12) months of such termination the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal, then the Company shall (1) in the case of termination pursuant to clause (i) of this Section 7.3(b), promptly, but in no event later than two (2) Business Days after the date of such termination, (2) in the case of termination pursuant to clause (ii) of this Section 7.3(b), on the date of termination of this Agreement, or (3) in the case of termination pursuant to clause (iii) of this Section 7.3(b), within two (2) Business Days after the earlier to occur of the execution of such definitive agreement and such consummation, pay by wire transfer of same day funds to an account designated in writing to the Company by Parent, to Parent a non-refundable fee equal to $8,800,000 (the “Company Termination Fee”), less any Out-of-Pocket Expenses paid to Parent pursuant to Section 7.3(c). For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion. If the Company becomes obligated to pay the Company Termination Fee, Parent agrees that its right to receive the Company Termination Fee shall be its sole and exclusive remedy against the Company and, upon payment of the Company Termination Fee, the Company shall not have any liability or obligation to Parent relating to or arising out of this Agreement or the Transactions.

(c) Other Expenses and Fees. In the event of a termination of this Agreement pursuant to Section 7.1(c)(i) (other than in any circumstance in which a Company Termination Fee is paid pursuant to Section 7.3(b)) or Section 7.1(b)(ii), the Company shall pay, or cause to be paid, to Parent the Out-of-Pocket Expenses of Parent by wire transfer of same day funds to an account designated in writing to the Company by Parent promptly, but in no event later than two (2) Business Days after the date of such termination. In the event of a termination of this Agreement pursuant to Section 7.1(d)(i), the Parent shall pay, or cause to be paid, to the Company the Out-of-Pocket Expenses of the Company by wire transfer of same day funds to an account designated in writing to the Parent by the Company promptly, but in no event later than two (2) Business Days after the date of such termination. “Out-of-Pocket Expenses” means, with respect to any party hereto, all out-of-pocket expenses and fees (including all fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of in connection with or related to the Merger or other Transactions) of such party up to a maximum of $1,750,000 in the aggregate.

(d) Failure to Pay Fees and Expenses. Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither party would enter into this Agreement. Accordingly, if a party fails to pay promptly the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party, such party shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the prime lending rate prevailing at such time, as published in the Wall Street Journal, plus two percent per annum.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties.

(a)

(i) None of the covenants and agreements in this Agreement will survive the Prepayment Notice Date, if applicable, or the Effective Time, except each of the covenants and agreements contained in this Agreement that by its terms contemplate performance after the Effective Time, including Article II, Article VIII, Section 5.4, Section 5.5, Section 5.6, Section 7.2, and Section 7.3, will survive in accordance with its terms.

(ii) None of the representations and warranties of Parent, Merger Sub, or Merger LLC will survive the Effective Time. None of the representations and warranties of the Company will survive the Prepayment Notice Date, if applicable, or the Effective Time. For the avoidance of doubt, from and after the Prepayment Notice Date, none of Parent, Merger Sub, or Merger LLC shall be entitled to make any claim or assert any right to terminate this Agreement or fail to perform their respective obligations under this Agreement as a result of any breach by the Company of any of its representations or warranties or as a result of a Company Material Adverse Effect, whether such breach or Company Material Adverse Effect occurred before or after the Prepayment Notice Date.

(b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER THE COMPANY NOR PARENT, MERGER SUB, OR MERGER LLC HAS MADE OR IS MAKING ANY REPRESENTATIONS OR WARRANTIES. EACH OF THE COMPANY, PARENT, MERGER SUB, OR MERGER LLC HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS AND WARRANTIES MADE BY ITSELF OR ANY OF ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES OR AFFILIATES, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANOTHER PARTY OR SUCH OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WHEREVER AND HOWEVER MADE, INCLUDING ANY DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NO PARTY IS OR WILL BE LIABLE TO ANY OTHER PERSON FOR ANY PUNITIVE DAMAGES.

(c) The disclosure of any matter or item in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to constitute an acknowledgment that such matter or item is required to be disclosed therein or is material to a representation, warranty, covenant, or condition set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, with any other matter or item, have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Section 8.2 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications under this Agreement must be in writing and will be deemed duly given and received (a) on the date of delivery if delivered personally, (b) if sent by facsimile or electronic transmission, on the date sent (with confirmation of transmission), or (c) on the first Business Day following the date of dispatch if sent by a nationally recognized overnight courier service (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as is specified by like notice):

if to Parent, Merger Sub, or Merger LLC, to:

c/o PolyOne Corporation

33587 Walker Road

Avon Lake, Ohio

Telecopy No.: (440) 930-3839

Attention: Lisa Kunkle, Vice President, General Counsel and Secretary

Email: Lisa.Kunkle@polyone.com

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telecopy No.: (216) 579-0212

Attention: James P. Dougherty

Email: jpdougherty@jonesday.com; and

if to the Company, to:

Spartech Corporation

120 S. Central Avenue

Suite 1700

Clayton, MO 63105

Telecopy No.: (314) 889-8314

Attention: Rosemary Klein, Senior Vice President, General Counsel and Corporate Secretary

Email: Rosemary.Klein@spartech.com

with a copy to:

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, PA 15222-2613

Telecopy No.: (412) 355-6501

Attention: Sandy Ferguson

Email: Sandy.Ferguson@klgates.com

Section 8.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Any reference to a date or time in this Agreement shall be deemed to be such date or time in New York City. The parties hereto have participated jointly in the negotiating and drafting of this Agreement and, in the event an ambiguity or question of intent arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. For purposes of this Agreement:

(a) “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or otherwise;

(b) “Business Day” means any day other than Saturday, Sunday or any day on which banking institutions are authorized or required by Law to be closed;

(c) “Code” means the Internal Revenue Code of 1986, as amended;

(d) “Company Material Adverse Effect” means any event, circumstance, change, occurrence or state of facts (“Effect”) that (i) has a material adverse effect on the business, financial condition or results of operations of the Company and Company Subsidiaries, taken as a whole; provided, however, that, in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (A) changes in industries relating to the Company and Company Subsidiaries in general, other than the effects of any such changes which adversely affect the Company and Company Subsidiaries to a disproportionately greater extent than their competitors in the applicable industries in which the Company and Company Subsidiaries compete, (B) general legal, regulatory, political, business, economic, financial or securities market conditions in the United States or elsewhere, other than the effects of any such changes which adversely affect the Company and Company Subsidiaries to a disproportionately greater extent than its competitors in the applicable industries in which the Company and Company Subsidiaries compete, (C) changes in the trading price or trading volume of Company Common Stock, or the suspension of trading in or delisting of the Company’s securities on NYSE (it being understood, however, that, the facts or occurrences giving rise to or contributing to any such changes in the trading price or trading volume, or suspension or delisting, of Company Common Stock may be taken into account in determining whether a Company Material Adverse Effect has occurred), (D) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, the facts or occurrences giving rise to or contributing to any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred), (E) the execution or the announcement of this Agreement, or the undertaking and performance of the obligations contemplated by this Agreement, (F) the taking of any action requested by Parent to be taken pursuant to the terms of the Agreement to the extent taken in accordance with such request, (G) changes in applicable Law after the date hereof, (H) acts of war, insurrection, sabotage or terrorism (or the escalation of the foregoing), or (I) changes in GAAP (or any interpretations of GAAP) or the accounting rules or regulations of the SEC, or (ii) prevents the Company from consummating the Transactions;

(e) “Equity Award Exchange Ratio” means the sum of (i) the Stock Consideration and (ii) the quotient of the Cash Consideration divided by the Average Closing Price, rounded to the nearest one ten thousandth;

(f) “knowledge” of any person that is not an individual means (i) with respect to the Company, the actual knowledge after due inquiry of the individuals set forth in Section 8.3 of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge after due inquiry of the individuals set forth in Section 8.3 of the Parent Disclosure Letter;

(g) “Liens” means all pledges, claims, liens, options, charges, easements, restrictions, covenants, conditions of record, encroachments, encumbrances and security interests of any kind or nature whatsoever;

(h) “made available” relating to any statement in the Agreement to the effect that any information, document or other material has been “made available” shall mean that (a) with respect to such information, document or other material made available by the Company: (i) such information, document or material was made available by the Company for review by Parent or Parent Representatives prior to the execution of the

Agreement, including in the virtual data room maintained by the Company with Intralinks, Inc. in connection with the Transactions or (ii) such information, document or material was contained in the Recent SEC Reports; and (b) with respect to information, documents or other material made available by Parent: (i) such information, document or material was made available by Parent for review by the Company or Company Representatives prior to the execution of the Agreement or (ii) such information, document or material was contained in the Recent Parent SEC Reports;

(i) “Notes” means the 7.08% Senior Notes due 2016 of the Company of the Notes Agreement.

(j) “Notes Agreement” means the Amended and Restated Note Purchase Agreement, as amended, dated as of September 15, 2004, by and among the Company, Metropolitan Life Insurance Company, AXA Equitable Life Insurance Company, Teachers Insurance and Annuity Association of America, Mony Life Insurance Company, The Travelers Insurance Company, The Variable Annuity Life Insurance Company, The Travelers Life and Annuity Company, The Guardian Life Insurance Company of America, Primerica Life Insurance Company, Massachusetts Mutual Life Insurance Company, Babson Capital Management LLC and C.M. Life Insurance Company.

(k) “Parent Material Adverse Effect” means any Effect that (i) has a material adverse effect on the business, financial condition or results of operations of Parent and Parent Subsidiaries, taken as a whole; provided, however, that, in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: (A) changes in industries relating to Parent and Parent Subsidiaries in general, other than the effects of any such changes which adversely affect Parent and Parent Subsidiaries to a disproportionately greater extent than their competitors in the applicable industries in which Parent and Parent Subsidiaries compete, (B) general legal, regulatory, political, business, economic, financial or securities market conditions in the United States or elsewhere, other than the effects of any such changes which adversely affect Parent and Parent Subsidiaries to a disproportionately greater extent than its competitors in the applicable industries in which Parent and Parent Subsidiaries compete, (C) changes in the trading price or trading volume of Parent Common Stock, or the suspension of trading in or delisting of Parent’s securities on NYSE (it being understood, however, that, the facts or occurrences giving rise to or contributing to any such changes in the trading price or trading volume, or suspension or delisting, of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred), (D) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, the facts or occurrences giving rise to or contributing to any such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred), (E) the execution or the announcement of this Agreement, or the undertaking and performance of the obligations contemplated by this Agreement, (F) the taking of any action requested by the Company to be taken pursuant to the terms of the Agreement to the extent taken in accordance with such request, (G) changes in applicable Law after the date hereof, (H) acts of war, insurrection, sabotage or terrorism (or the escalation of the foregoing), or (I) changes in GAAP (or any interpretations of GAAP) or the accounting rules or regulations of the SEC, or (ii) prevents Parent from consummating the Transactions;

(l) “Parent Representatives” means Parent’s officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents retained by Parent;

(m) “Parent Review Period” means a period of five (5) Business Days following Parent’s receipt of a Notice of Adverse Recommendation; provided, however, that the new Parent Review Period arising from any amendment to the amount of consideration or any other material term of such Superior Proposal in accordance with Section 4.2(c) shall be three (3) Business Days.

(n) “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (iii) any other Liens that would not reasonably be expected to be material to the person owning such property or assets, (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, and (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business;

(o) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns);

(p) “Representatives” means the officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents retained by the respective party; and

(q) “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interest of which) is owned directly or indirectly by such first person.

Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter and the Confidentiality Agreement (a) constitutes the entire agreement, and supersedes all prior or contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.5, is not intended to confer upon any person other than a party to this Agreement any rights or remedies, other than (i) the right of the stockholders of the Company to receive the Merger Consideration after the Closing in accordance with the terms of this Agreement (a claim with respect to which may not be made unless and until the Effective Time shall have occurred) and (ii) the right of such party on behalf of its security holders, if any, to pursue damages in the event of the other party’s willful and material breach of this Agreement For the avoidance of doubt, the rights referred to in the foregoing clause (ii) shall be enforceable only by the Company or Parent, as applicable, and then only in its sole and absolute discretion, on behalf of its stockholders.

Section 8.6 Governing Law. This Agreement and any dispute arising out of, relating to, or in connection with this Agreement is to be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.

Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of this Section 8.7 will be void and of no effect. Subject to the preceding two sentences, this Agreement is binding upon, inures to the benefit of, and is enforceable by, the parties and their respective successors and assigns.

Section 8.8 Consent to Jurisdiction.

(a) Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of the Chancery Courts of the State of Delaware, or if subject matter jurisdiction in such Court is not available, of the Superior Court of the State of Delaware and any federal court of the United States located in the State of Delaware in the event any dispute arises out of, relating to or in connection with this Agreement or any of the Transactions, (ii) undertakes that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) undertakes that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the Transactions in any court other than the Chancery Court of the State of Delaware or, if subject matter jurisdiction in such Court is not available, the Superior Court of the State of Delaware or any federal court of the United States located in the State of Delaware. Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of, relating to or in connection with this Agreement or any of the Transactions in any of the Courts previously identified in this Section 8.8(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Courts.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO

A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8(b).

Section 8.9 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that, subject to the provisions of Section 8.8, the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity consistent with the terms of this Agreement. The parties further agree that no party to this Agreement shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.9 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 8.10 Amendment. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that, after such approval, there is not to be made any amendment that by Law requires further approval by the stockholders of the Company, without further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.11 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.10, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. Subject to Section 8.1, the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Section 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

(Signatures are on the following page.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

POLYONE CORPORATION

By:	/s/ Stephen D. Newlin
	Name:	Stephen D. Newlin
	Title:	Chairman, President and Chief Executive Officer

2012 REDHAWK, INC.

By:	/s/ Joel Rathbun
	Name:	Joel Rathbun
	Title:	President

2012 REDHAWK, LLC

By:	/s/ Joel Rathbun
	Name:	Joel Rathbun
	Title:	President

SPARTECH CORPORATION

By:	/s/ Victoria M. Holt
	Name:	Victoria M. Holt
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]